Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://[redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04035268

JUL 2 2004

30 June 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
<u>Company Secretary</u>

PROCESSED
JUL 13 2004
THOMSON
FINANCIAL B

dlw 7/13

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

MACQUARIE BANK LIMITED

ACN/ ABN

008 583 542

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☑ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	SEE ANNEXURE		

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 5 / 0 5 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Dennis Leong

Capacity

☐ Director

☑ Company secretary

Signature

[signature]

Date signed

1 6 / 0 6 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Macquarie Bank Limited

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 484 Section C Change to Company Details signed by me and dated 16 June 2004

COMPANY SECRETARY

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5,668	$14.52	$Nil
ORD	295,796	$18.51	$Nil
ORD	94,907	$23.94	$Nil
ORD	1,668	$24.24	$Nil
ORD	8,332	$24.43	$Nil
ORD	2,500	$24.44	$Nil
ORD	1,668	$25.65	$Nil
ORD	1,666	$26.95	$Nil
ORD	3,332	$28.15	$Nil
ORD	3,332	$28.39	$Nil
ORD	1,666	$28.46	$Nil
ORD	1,666	$28.50	$Nil
ORD	377	$28.74	$Nil
ORD	1,666	$29.50	$Nil
ORD	4,166	$32.90	$Nil

Total shares issued 428,410

Date		Price/share	Fully paid ordinary shares
4/06/2004	Scott Dolling	$14.52	5,668
			5,668
25/05/2004	Ord Minnett Limited	$18.51	5,000
26/05/2004	Kim Burke	$18.51	10,000
26/05/2004	Ord Minnett Limited	$18.51	1,668
27/05/2004	Augusta Investment Management Pty Ltd (Warren Hennessy)	$18.51	7,000
27/05/2004	Ord Minnett Limited	$18.51	65,000
1/06/2004	Ord Minnett Limited	$18.51	12,500
2/06/2004	Ord Minnett Limited	$18.51	12,500
4/06/2004	Philip Cory-Wright	$18.51	2,500
4/06/2004	Simon Wright	$18.51	6,250
4/06/2004	Richard Cutler	$18.51	15,000
4/06/2004	Duane Woodbury	$18.51	22,000
7/06/2004	Commerce Developers International Pty Ltd (Alex Welch)	$18.51	9,000
9/06/2004	Ord Minnett Limited	$18.51	3,668
10/06/2004	Ord Minnett Limited	$18.51	41,975
11/06/2004	Glenn Goddard	$18.51	5,900
11/06/2004	James Lennon	$18.51	4,563
11/06/2004	Ord Minnett Limited	$18.51	24,604
15/06/2004	Steve Halpern	$18.51	1,668
16/06/2004	Wilhelm Schroder	$18.51	45,000
			295,796
25/05/2004	David Cann	$23.94	3,332
25/05/2004	Ord Minnett Limited	$23.94	666
26/05/2004	Kim Burke	$23.94	5,000
26/05/2004	Ord Minnett Limited	$23.94	5,833
27/05/2004	Ord Minnett Limited	$23.94	3,332
28/05/2004	Greg Ward	$23.94	6,666
28/05/2004	Jon Fitch	$23.94	5,000
28/05/2004	Ord Minnett Limited	$23.94	3,332
1/06/2004	Ord Minnett Limited	$23.94	3,332
2/06/2004	Ord Minnett Limited	$23.94	1,666
4/06/2004	Richard Cutler	$23.94	5,000
4/06/2004	Ord Minnett Limited	$23.94	2,000
7/06/2004	Stephen Allen	$23.94	8,333
7/06/2004	Ord Minnett Limited	$23.94	3,332
8/06/2004	Ord Minnett Limited	$23.94	8,332
9/06/2004	Ord Minnett Limited	$23.94	5,000
10/06/2004	Ord Minnett Limited	$23.94	5,000
11/06/2004	Robert Hill	$23.94	1,500
11/06/2004	Ord Minnett Limited	$23.94	1,500
15/06/2004	William Moss	$23.94	10,000
16/06/2004	Nigel Smyth	$23.94	3,085
16/06/2004	Ord Minnett Limited	$23.94	3,666
			94,907
26/05/2004	Ord Minnett Limited	$24.24	1,668
			1,668

$24.43 8,332
8,332

9/06/2004 Ord Minnett Limited

$24.44 2,500
2,500

3/06/2004 James Cowan

$25.65 1,668
1,668

28/05/2004 Roger Graham

$26.95 1,666
1,666

8/06/2004 Ord Minnett Limited

$28.15 3,332
3,332

25/05/2004 Ord Minnett Limited

$28.39 3,332
3,332

8/06/2004 Ord Minnett Limited

$28.46 1,666
1,666

9/06/2004 Ord Minnett Limited

$28.50 1,666
1,666

9/06/2004 Ord Minnett Limited

$28.74 377
377

9/06/2004 Angela Hughes

$29.50 1,666
1,666

4/06/2004 Ord Minnett Limited

$32.90 4,166
4,166

10/06/2004 Ord Minnett Limited

428,410

4/06/2004	Scott Dolling	$14.52	5,668
25/05/2004	Ord Minnett Limited	$18.51	5,000
26/05/2004	Kim Burke	$18.51	10,000
26/05/2004	Ord Minnett Limited	$18.51	1,668
27/05/2004	Augusta Investment Management Pty Ltd (Warr	$18.51	7,000
27/05/2004	Ord Minnett Limited	$18.51	65,000
1/06/2004	Ord Minnett Limited	$18.51	12,500
2/06/2004	Ord Minnett Limited	$18.51	12,500
4/06/2004	Philip Cory-Wright	$18.51	2,500
4/06/2004	Simon Wright	$18.51	6,250
4/06/2004	Richard Cutler	$18.51	15,000
4/06/2004	Duane Woodbury	$18.51	22,000
7/06/2004	Commerce Developers International Pty Ltd (Al	$18.51	9,000
9/06/2004	Ord Minnett Limited	$18.51	3,668
10/06/2004	Ord Minnett Limited	$18.51	41,975
11/06/2004	Glenn Goddard	$18.51	5,900
11/06/2004	James Lennon	$18.51	4,563
11/06/2004	Ord Minnett Limited	$18.51	24,604
15/06/2004	Steve Halpern	$18.51	1,668
16/06/2004	Wilhelm Schroder	$18.51	45,000
25/05/2004	David Cann	$23.94	3,332
25/05/2004	Ord Minnett Limited	$23.94	666
26/05/2004	Kim Burke	$23.94	5,000
26/05/2004	Ord Minnett Limited	$23.94	5,833
27/05/2004	Ord Minnett Limited	$23.94	3,332
28/05/2004	Greg Ward	$23.94	6,666
28/05/2004	Jon Fitch	$23.94	5,000
28/05/2004	Ord Minnett Limited	$23.94	3,332
1/06/2004	Ord Minnett Limited	$23.94	3,332
2/06/2004	Ord Minnett Limited	$23.94	1,666
4/06/2004	Richard Cutler	$23.94	5,000
4/06/2004	Ord Minnett Limited	$23.94	2,000
7/06/2004	Stephen Allen	$23.94	8,333
7/06/2004	Ord Minnett Limited	$23.94	3,332
8/06/2004	Ord Minnett Limited	$23.94	8,332
9/06/2004	Ord Minnett Limited	$23.94	5,000
10/06/2004	Ord Minnett Limited	$23.94	5,000
11/06/2004	Robert Hill	$23.94	1,500
11/06/2004	Ord Minnett Limited	$23.94	1,500
15/06/2004	William Moss	$23.94	10,000
16/06/2004	Nigel Smyth	$23.94	3,085
16/06/2004	Ord Minnett Limited	$23.94	3,666
26/05/2004	Ord Minnett Limited	$24.24	1,668
9/06/2004	Ord Minnett Limited	$24.43	8,332
3/06/2004	James Cowan	$24.44	2,500
28/05/2004	Roger Graham	$25.65	1,668
8/06/2004	Ord Minnett Limited	$26.95	1,666
25/05/2004	Ord Minnett Limited	$28.15	3,332
8/06/2004	Ord Minnett Limited	$28.39	3,332
9/06/2004	Ord Minnett Limited	$28.46	1,666
9/06/2004	Ord Minnett Limited	$28.50	1,666
9/06/2004	Angela Hughes	$28.74	377
4/06/2004	Ord Minnett Limited	$29.50	1,666
10/06/2004	Ord Minnett Limited	$32.90	4,166
			428,410

Form 604

To: Macquarie Bank Limited

ACN/ARSN: 008 583 542

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	24/06/2004
The previous notice was given to the company on	5/02/2004
The previous notice was dated	5/02/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	25,743,784	11.96%	23,150,643	10.69%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	548,107	0.25% see note 1 at the end of this form	1,074,057	0.50% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	26,291,891	12.21%	24,224,700	11.19%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	895 Fully paid ordinary shares	895
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	729,713 Fully paid ordinary shares	729,713
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	36,369 Fully paid ordinary shares	36,369
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	229,164 Fully paid ordinary shares	229,164
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,557 Fully paid ordinary shares	10,557
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,439,617 Fully paid ordinary shares	2,439,617
Commonwealth Super Scheme	CSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Commonwealth Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	60,649 Fully paid ordinary shares	60,649
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	294,147 Fully paid ordinary shares	294,147
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	29,594 Fully paid ordinary shares	29,594

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	135,851 Fully paid ordinary shares	135,851
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	87,783 Fully paid ordinary shares	87,783
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,720 Fully paid ordinary shares	27,720
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	134,305 Fully paid ordinary shares	134,305
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	183,140 Fully paid ordinary shares	183,140
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	108,066 Fully paid ordinary shares	108,066
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,482 Fully paid ordinary shares	11,482
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	261,927 Fully paid ordinary shares	261,927
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,622 Fully paid ordinary shares	48,622
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,623 Fully paid ordinary shares	26,623

Colonial First State Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429, Auckland 1, New Zealand	Colonial First State Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,424 Fully paid ordinary shares	26,424
Colonial First State Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429, Auckland 1, New Zealand	Colonial First State Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	394,227 Fully paid ordinary shares	394,227
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	22,622 Fully paid ordinary shares	22,622
OSF Equities	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	343,175 Fully paid ordinary shares	343,175
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	472,790 Fully paid ordinary shares	472,790
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	170,986 Fully paid ordinary shares	170,986
Public Service Super Scheme	PSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Public Service Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,498 Fully paid ordinary shares	75,498
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,154 Fully paid ordinary shares	58,154
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,861 Fully paid ordinary shares	59,861
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,796 Fully paid ordinary shares	20,796

Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	114,704 Fully paid ordinary shares	114,704
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	299,855 Fully paid ordinary shares	299,855
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	140,781 Fully paid ordinary shares	140,781
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,722,912 Fully paid ordinary shares	2,722,912
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,875,925 Fully paid ordinary shares	5,875,925
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,897,523 Fully paid ordinary shares	3,897,523
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,538,399 Fully paid ordinary shares	2,538,399
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,023,518 Fully paid ordinary shares	1,023,518
CFSIL AS RE Colonial First State Wholesale Sector Neutral Fu	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Sector Neutral Fu	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	36,269 Fully paid ordinary shares	36,269
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	45,600 Fully paid ordinary shares ** See note on the last page of this form.	45,600

CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,747 Fully paid ordinary shares "*" See note on the last page of this form.	13,747
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,113 Fully paid ordinary shares "*" See note on the last page of this form.	4,113
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	29,800 Fully paid ordinary shares "*" See note on the last page of this form.	29,800
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,089 Fully paid ordinary shares "*" See note on the last page of this form.	26,089
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	102,379 Fully paid ordinary shares "*" See note on the last page of this form.	102,379
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	85,856 Fully paid ordinary shares "*" See note on the last page of this form.	85,856
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,352 Fully paid ordinary shares "*" See note on the last page of this form.	5,352
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	48,818 Fully paid ordinary shares "*" See note on the last page of this form.	48,818
CFSIL as RE Commonwealth Australian Shares Fund 11	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 11	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,263 Fully paid ordinary shares "*" See note on the last page of this form.	10,263
CFSIL as RE Commonwealth Australian Shares Fund 12	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 12	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	42,284 Fully paid ordinary shares "*" See note on the last page of this form.	42,284

CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	258,188 Fully paid ordinary shares "*" See note on the last page of this form.	258,188
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,519 Fully paid ordinary shares "*" See note on the last page of this form.	11,519
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,309 Fully paid ordinary shares "*" See note on the last page of this form.	3,309
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	188,866 Fully paid ordinary shares "*" See note on the last page of this form.	188,866
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	197,874 Fully paid ordinary shares "*" See note on the last page of this form.	197,874

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

....

John Damien Hatton – Company Secretary

Dated the 29 day of June 2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 24/06/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armmaynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
Banner Consultancy Services Limited (ACN 2032760)
Bennelong Centre Pty Ltd (ACN 7328949)
Binya Pty Limited (ACN 9642899)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)
CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This Is the Annexure marked "B" of 16 pages referred to in the Notice of Substantial Shareholding dated 24 June 2004.

Colonial First State Inv Managers
Transaction listing for the period 06/02/2004 to 24/06/2004 (as per F10 function) Page 1
For Security MBL.AU Macquarie Bank Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	11/02/2004	-1854		-61784.95	
CC	IEQF	OS-SAL	AUD	25/03/2004	-631		-21697.63	
CC	IEQF	OS-SAL	AUD	25/03/2004	-1785		-61563.4	
CC	IEQF	OS-SAL	AUD	25/03/2004	-1194		-41089.6	
CC	IEQF	OS-SAL	AUD	15/04/2004	-9744		-343281.7	
CC	IEQF	DIV	AUD	24/05/2004	0		0	
CC	IEQF	OS-PUR	AUD	26/05/2004	7152		234089.3	
CC	IEQF	OS-PUR	AUD	08/06/2004	5981		208668.2	
						-2075		-66659.8
CC	IEQI	OS-SAL	AUD	06/02/2004	-4000		-135902.7	
CC	IEQI	OS-PUR	AUD	09/03/2004	5000		173942.3	
CC	IEQI	OS-SAL	AUD	24/03/2004	-462		-15891.13	
CC	IEQI	OS-SAL	AUD	24/03/2004	-4538		-155530.4	
CC	IEQI	OS-PUR	AUD	02/04/2004	5000		184307.8	
CC	IEQI	OS-SAL	AUD	20/04/2004	-1000		-35897.66	
CC	IEQI	DIV	AUD	24/05/2004	0		0	
CC	IEQI	OS-SAL	AUD	08/06/2004	-3000		-104176.2	
						-3000		-89147.99
CC	IGRF	OS-SAL	AUD	10/02/2004	-9896		-328517.3	
CC	IGRF	OS-SAL	AUD	02/03/2004	-1142		-38380.67	
CC	IGRF	OS-PUR	AUD	05/03/2004	16796		575120.3	
CC	IGRF	OS-SAL	AUD	12/03/2004	-11270		-383959.2	
CC	IGRF	OS-SAL	AUD	15/03/2004	-3000		-102020.1	
CC	IGRF	OS-SAL	AUD	15/03/2004	-2564		-86911.8	
CC	IGRF	OS-PUR	AUD	02/04/2004	37556		1386280	
CC	IGRF	OS-PUR	AUD	05/04/2004	10811		401853.2	
CC	IGRF	OS-PUR	AUD	06/04/2004	10638		394401	
CC	IGRF	OS-PUR	AUD	07/04/2004	111		4084.8	
CC	IGRF	OS-PUR	AUD	07/04/2004	4414		162952.4	
CC	IGRF	OS-PUR	AUD	13/04/2004	4745		173111.4	
CC	IGRF	OS-PUR	AUD	14/04/2004	4250		154008.7	
CC	IGRF	OS-SAL	AUD	06/05/2004	-4072		-141476	
CC	IGRF	OS-SAL	AUD	11/05/2004	-7297		-251699.9	
CC	IGRF	DIV	AUD	24/05/2004	0		0	
						50080		1918847.1
CC	IINF	OS-SAL	AUD	06/02/2004	-1000		-33975.68	
CC	IINF	OS-SAL	AUD	13/02/2004	-500		-16685	
CC	IINF	OS-SAL	AUD	24/03/2004	-138		-4746.7	
CC	IINF	OS-SAL	AUD	24/03/2004	-1362		-46679.69	
CC	IINF	OS-PUR	AUD	02/04/2004	2000		73723.14	
CC	IINF	OS-SAL	AUD	07/04/2004	-500		-18343.95	
CC	IINF	OS-SAL	AUD	07/04/2004	-500		-18400	
CC	IINF	OS-SAL	AUD	19/04/2004	-1000		-35405.92	
CC	IINF	DIV	AUD	24/05/2004	0		0	
						-3,000		-100,514
TOTAL						**42,005**		**1,642,526**
CF	LAISSN	OS-SAL	AUD	13/02/2004	-4600		-153082.5	
CF	LAISSN	OS-SAL	AUD	10/03/2004	-89900		-3109317	
CF	LAISSN	OS-PUR	AUD	31/03/2004	14700		527058.8	
CF	LAISSN	OS-SAL	AUD	02/04/2004	-8100		-297400.2	
CF	LAISSN	OS-PUR	AUD	19/04/2004	17000		605724.8	
CF	LAISSN	OS-SAL	AUD	19/05/2004	-6300		-212259.9	

CF	LAISSN	DIV	AUD	24/05/2004	0		0	
CF	LAISSN	OS-SAL	AUD	01/06/2004	-28210		-938859.8	
CF	LAISSN	OS-SAL	AUD	10/06/2004	-7600		-261528.1	
CF	LAISSN	OS-SAL	AUD	18/06/2004	-106159		-3660246	
CF	LAISSN	OS-SAL	AUD	21/06/2004	-36355		-1251052	
CF	LAISSN	OS-SAL	AUD	22/06/2004	-18820		-638771.5	
CF	LAISSN	OS-SAL	AUD	23/06/2004	-53588		-1823123	
						-327932		-11212856
CF	LGEIT	DIV	AUD	24/05/2004	0		0	
								0
CF	PET1SN	OS-SAL	AUD	13/02/2004	-7000		-232951.6	
CF	PET1SN	OS-SAL	AUD	24/03/2004	-10000		-343512.5	
CF	PET1SN	OS-PUR	AUD	31/03/2004	12990		465747.9	
CF	PET1SN	OS-SAL	AUD	02/04/2004	-7280		-267293	
CF	PET1SN	OS-PUR	AUD	19/04/2004	15380		548002.8	
CF	PET1SN	OS-SAL	AUD	19/05/2004	-5653		-190461.1	
CF	PET1SN	DIV	AUD	24/05/2004	0		0	
CF	PET1SN	OS-SAL	AUD	01/06/2004	-5980		-199021	
CF	PET1SN	OS-SAL	AUD	18/06/2004	-99739		-3438891	
CF	PET1SN	OS-SAL	AUD	21/06/2004	-34156		-1175380	
CF	PET1SN	OS-SAL	AUD	22/06/2004	-17681		-600112.6	
CF	PET1SN	OS-SAL	AUD	23/06/2004	-50351		-1712996	
						-209,470		-7,146,868
TOTAL						-537,402		-18,359,724
CL	B3C	OS-SAL	AUD	23/03/2004	-5900		-202311	
CL	B3C	DIV	AUD	24/05/2004	0		0	
						-5900		-202311
CL	G3C	OS-SAL	AUD	10/02/2004	-31736		-1053539	
CL	G3C	OS-PUR	AUD	05/03/2004	54932		1880954	
CL	G3C	OS-SAL	AUD	12/03/2004	-37066		-1262807	
CL	G3C	OS-SAL	AUD	17/03/2004	-17092		-585729.5	
CL	G3C	OS-PUR	AUD	02/04/2004	125511		4632906	
CL	G3C	OS-PUR	AUD	05/04/2004	36370		1351901	
CL	G3C	OS-PUR	AUD	06/04/2004	35701		1323605	
CL	G3C	OS-PUR	AUD	07/04/2004	377		13873.6	
CL	G3C	OS-PUR	AUD	07/04/2004	14991		553425.2	
CL	G3C	OS-PUR	AUD	13/04/2004	15736		574095.1	
CL	G3C	OS-PUR	AUD	14/04/2004	14348		519933.3	
CL	G3C	OS-SAL	AUD	06/05/2004	-13482		-468413.3	
CL	G3C	OS-SAL	AUD	11/05/2004	-25356		-874620	
CL	G3C	DIV	AUD	24/05/2004	0		0	
						173234		6605584.74
CL	M1C	OS-SAL	AUD	23/03/2004	-1000		-34290	
CL	M1C	DIV	AUD	24/05/2004	0		0	
						-1000		-34290
CL	M3C	OS-SAL	AUD	23/03/2004	-38000		-1303020	
CL	M3C	DIV	AUD	24/05/2004	0		0	
						-38,000		-1,303,020
TOTAL						128,334		5,065,964
CM	EABS01	OS-PUR	AUD	22/04/2004	10893		390821.7	
CM	EABS01	OS-PUR	AUD	03/05/2004	483		16613	
CM	EABS01	DIV	AUD	24/05/2004	0		0	
CM	EABS01	OS-PUR	AUD	02/06/2004	2371		79723.64	
						13747		487158.3
CM	EABS03	OS-PUR	AUD	22/04/2004	3689		132354.8	
CM	EABS03	OS-PUR	AUD	03/05/2004	424		14535.28	

CM	EABS03	DIV	AUD	24/05/2004	0		0	
						4113		146890.1
CM	EASS03	OS-PUR	AUD	16/03/2004	1300		44421	
CM	EASS03	OS-PUR	AUD	23/04/2004	300		10795.91	
CM	EASS03	OS-PUR	AUD	27/04/2004	400		14183.45	
CM	EASS03	OS-PUR	AUD	28/04/2004	500		17718.28	
CM	EASS03	OS-PUR	AUD	29/04/2004	450		15751.88	
CM	EASS03	OS-PUR	AUD	10/05/2004	200		6960	
CM	EASS03	OS-PUR	AUD	19/05/2004	500		16775.77	
CM	EASS03	OS-PUR	AUD	20/05/2004	800		26480	
CM	EASS03	DIV	AUD	24/05/2004	0		0	
						4450		153086.29
CM	EASS04	OS-PUR	AUD	02/03/2004	4593		155304.4	
CM	EASS04	OS-SAL	AUD	10/03/2004	-2264		-78025.28	
CM	EASS04	OS-SAL	AUD	11/03/2004	-2329		-79647.94	
CM	EASS04	OS-PUR	AUD	05/05/2004	965		33467.12	
CM	EASS04	OS-PUR	AUD	05/05/2004	2896		100877.1	
CM	EASS04	OS-PUR	AUD	06/05/2004	2830		98793.08	
CM	EASS04	OS-PUR	AUD	06/05/2004	2829		98832.73	
CM	EASS04	OS-PUR	AUD	07/05/2004	3770		131639.9	
CM	EASS04	OS-PUR	AUD	10/05/2004	2305		80106.12	
CM	EASS04	OS-PUR	AUD	10/05/2004	1538		53539.65	
CM	EASS04	OS-PUR	AUD	11/05/2004	1093		37895.33	
CM	EASS04	OS-PUR	AUD	11/05/2004	3978		138062.9	
CM	EASS04	OS-PUR	AUD	12/05/2004	1310		45550.18	
CM	EASS04	OS-PUR	AUD	12/05/2004	1311		45584.95	
CM	EASS04	OS-PUR	AUD	12/05/2004	2946		102435.8	
CM	EASS04	OS-PUR	AUD	12/05/2004	327		11370.16	
CM	EASS04	OS-PUR	AUD	12/05/2004	3274		114957.1	
CM	EASS04	OS-PUR	AUD	20/05/2004	2151		71431	
CM	EASS04	OS-SAL	AUD	20/05/2004	-3405		-113013.4	
CM	EASS04	DIV	AUD	24/05/2004	0		0	
CM	EASS04	OS-PUR	AUD	26/05/2004	2643		86509.77	
CM	EASS04	OS-SAL	AUD	07/06/2004	-3684		-126670.5	
CM	EASS04	OS-SAL	AUD	08/06/2004	-1405		-48614.13	
CM	EASS04	OS-SAL	AUD	17/06/2004	-1583		-54612.12	
						26089		905773.81
CM	EASS05	OS-PUR	AUD	10/02/2004	4200		141310.9	
CM	EASS05	OS-SAL	AUD	12/02/2004	-3101		-103713.9	
CM	EASS05	OS-SAL	AUD	13/02/2004	-3143		-104670.4	
CM	EASS05	OS-SAL	AUD	16/02/2004	-4012		-133328.1	
CM	EASS05	OS-SAL	AUD	18/02/2004	-8944		-299559.6	
CM	EASS05	OS-SAL	AUD	23/02/2004	-4945		-166525	
CM	EASS05	OS-SAL	AUD	24/02/2004	-1190		-39879.47	
CM	EASS05	OS-PUR	AUD	26/02/2004	3057		97648.86	
CM	EASS05	OS-SAL	AUD	02/03/2004	-3000		-101045.4	
CM	EASS05	OS-SAL	AUD	06/04/2004	-2304		-85096.47	
CM	EASS05	OS-SAL	AUD	07/04/2004	-893		-32805.64	
CM	EASS05	OS-SAL	AUD	20/04/2004	-2132		-76622.1	
CM	EASS05	OS-PUR	AUD	21/04/2004	1343		48110.67	
CM	EASS05	OS-PUR	AUD	21/04/2004	1357		48612.2	
CM	EASS05	OS-SAL	AUD	27/04/2004	-3071		-108371.6	
CM	EASS05	OS-PUR	AUD	28/04/2004	9600		340440.5	
CM	EASS05	OS-PUR	AUD	18/05/2004	2400		82031.82	
CM	EASS05	OS-SAL	AUD	19/05/2004	-24600		-819086.6	
CM	EASS05	OS-SAL	AUD	20/05/2004	-16800		-555106	
CM	EASS05	DIV	AUD	24/05/2004	0		0	
CM	EASS05	OS-SAL	AUD	26/05/2004	-4200		-136793.6	
						-60378		-2004448.9
CM	EASS06	OS-SAL	AUD	18/02/2004	-1500		-50385.41	
CM	EASS06	OS-SAL	AUD	02/03/2004	-1500		-50584.06	
CM	EASS06	OS-PUR	AUD	30/03/2004	30		1052.93	
CM	EASS06	OS-PUR	AUD	30/04/2004	1900		66180.57	

CM	EASS06	OS-SAL	AUD	14/05/2004	-1140		-39707.87	
CM	EASS06	OS-SAL	AUD	17/05/2004	-1800		-63044.19	
CM	EASS06	DIV	AUD	24/05/2004	0		0	
CM	EASS06	OS-SAL	AUD	26/05/2004	-7305		-237891.7	
CM	EASS06	OS-SAL	AUD	27/05/2004	-1461		-47752.31	
CM	EASS06	OS-SAL	AUD	27/05/2004	-7934		-259899.7	
						-20710		-682031.73
CM	EASS07	OS-SAL	AUD	15/04/2004	-200		-7124.75	
CM	EASS07	OS-SAL	AUD	19/04/2004	-1330		-47216.97	
CM	EASS07	OS-SAL	AUD	26/04/2004	-49		-1749.92	
CM	EASS07	DIV	AUD	24/05/2004	0		0	
CM	EASS07	OS-PUR	AUD	26/05/2004	1500		49083.16	
CM	EASS07	OS-PUR	AUD	31/05/2004	1746		58687.54	
						1667		51679.06
CM	EASS10	OS-SAL	AUD	17/03/2004	-940		-32238.91	
CM	EASS10	OS-SAL	AUD	15/04/2004	-600		-21374.24	
CM	EASS10	OS-SAL	AUD	19/04/2004	-3960		-140585.9	
CM	EASS10	OS-SAL	AUD	30/04/2004	-1702		-58811.09	
CM	EASS10	DIV	AUD	24/05/2004	0		0	
CM	EASS10	OS-PUR	AUD	26/05/2004	3400		111255.2	
CM	EASS10	OS-PUR	AUD	27/05/2004	2300		75493.33	
CM	EASS10	OS-PUR	AUD	28/05/2004	1560		52201.1	
CM	EASS10	OS-PUR	AUD	07/06/2004	5400		185672.5	
CM	EASS10	OS-PUR	AUD	11/06/2004	2800		96817.37	
CM	EASS10	OS-PUR	AUD	15/06/2004	2230		76307.79	
CM	EASS10	OS-PUR	AUD	16/06/2004	1600		54577.82	
CM	EASS10	OS-PUR	AUD	17/06/2004	730		25104.05	
						12818		424419.03
CM	EASS11	OS-PUR	AUD	06/05/2004	1414		49361.63	
CM	EASS11	OS-PUR	AUD	06/05/2004	1413		49363.96	
CM	EASS11	OS-PUR	AUD	07/05/2004	2438		85129.44	
CM	EASS11	OS-PUR	AUD	10/05/2004	632		21964.02	
CM	EASS11	OS-PUR	AUD	10/05/2004	422		14690.33	
CM	EASS11	OS-PUR	AUD	11/05/2004	294		10193.25	
CM	EASS11	OS-PUR	AUD	11/05/2004	1071		37170.77	
CM	EASS11	OS-PUR	AUD	12/05/2004	368		12795.78	
CM	EASS11	OS-PUR	AUD	12/05/2004	369		12830.55	
CM	EASS11	OS-PUR	AUD	12/05/2004	829		28825.27	
CM	EASS11	OS-PUR	AUD	12/05/2004	92		3198.94	
CM	EASS11	OS-PUR	AUD	12/05/2004	921		32338.27	
CM	EASS11	DIV	AUD	24/05/2004	0		0	
						10263		357862.21
CM	EASS12	OS-PUR	AUD	06/02/2004	674		22950.56	
CM	EASS12	OS-PUR	AUD	13/02/2004	858		28663.21	
CM	EASS12	OS-PUR	AUD	01/03/2004	981		32759.13	
CM	EASS12	OS-PUR	AUD	15/03/2004	389		13245.45	
CM	EASS12	OS-PUR	AUD	18/03/2004	1542		53737.68	
CM	EASS12	OS-PUR	AUD	19/03/2004	845		29730.11	
CM	EASS12	OS-PUR	AUD	29/03/2004	3227		114465.7	
CM	EASS12	OS-PUR	AUD	07/04/2004	576		21173.76	
CM	EASS12	OS-PUR	AUD	27/04/2004	1522		53787.48	
CM	EASS12	OS-PUR	AUD	07/05/2004	503		17583.45	
CM	EASS12	OS-PUR	AUD	07/05/2004	1098		38416	
CM	EASS12	OS-PUR	AUD	10/05/2004	873		30411.65	
CM	EASS12	OS-PUR	AUD	11/05/2004	351		12188.42	
CM	EASS12	OS-PUR	AUD	12/05/2004	1455		50624.86	
CM	EASS12	DIV	AUD	24/05/2004	0		0	
CM	EASS12	OS-PUR	AUD	27/05/2004	4994		164647.5	
CM	EASS12	OS-PUR	AUD	28/05/2004	387		12918.64	
CM	EASS12	OS-PUR	AUD	31/05/2004	214		7173.06	
CM	EASS12	OS-PUR	AUD	07/06/2004	1684		57929.36	
						22173		762406.04
CM	EASS13	OS-SAL	AUD	06/02/2004	-4800		-162780.5	

CM	EASS13	OS-SAL	AUD	06/02/2004	-7900		-266986.5	
CM	EASS13	OS-PUR	AUD	23/02/2004	5000		169319.1	
CM	EASS13	OS-PUR	AUD	24/02/2004	7000		234940.2	
CM	EASS13	OS-PUR	AUD	26/02/2004	5000		166843.5	
CM	EASS13	OS-PUR	AUD	01/03/2004	10000		333522.4	
CM	EASS13	OS-PUR	AUD	15/03/2004	5000		170673.2	
CM	EASS13	OS-PUR	AUD	15/03/2004	10000		341298.3	
CM	EASS13	OS-PUR	AUD	24/03/2004	10000		347064	
CM	EASS13	OS-SAL	AUD	02/04/2004	-10000		-368862.3	
CM	EASS13	OS-SAL	AUD	06/04/2004	-7100		-263095.5	
CM	EASS13	OS-SAL	AUD	06/04/2004	-550		-20391.61	
CM	EASS13	OS-PUR	AUD	06/05/2004	15000		524646.3	
CM	EASS13	OS-PUR	AUD	14/05/2004	6300		220796.4	
CM	EASS13	OS-SAL	AUD	18/05/2004	-12700		-431738.3	
CM	EASS13	OS-SAL	AUD	18/05/2004	-7700		-260846.1	
CM	EASS13	OS-SAL	AUD	18/05/2004	-7700		-261219.1	
CM	EASS13	OS-PUR	AUD	19/05/2004	2500		83664.72	
CM	EASS13	OS-PUR	AUD	20/05/2004	16000		531068	
CM	EASS13	OS-PUR	AUD	20/05/2004	3000		99563.21	
CM	EASS13	OS-PUR	AUD	21/05/2004	15700		518905.8	
CM	EASS13	DIV	AUD	24/05/2004	0		0	
CM	EASS13	OS-PUR	AUD	15/06/2004	5000		171423.5	
CM	EASS13	OS-PUR	AUD	16/06/2004	2000		68367.99	
CM	EASS13	OS-PUR	AUD	18/06/2004	2000		69117.89	
CM	EASS13	OS-PUR	AUD	21/06/2004	3500		120664.9	
						64550		2135959.56
CM	EASS15	OS-PUR	AUD	22/04/2004	11735		421031.1	
CM	EASS15	OS-PUR	AUD	04/05/2004	2115		72798.3	
CM	EASS15	OS-SAL	AUD	11/05/2004	-513		-17719.92	
CM	EASS15	OS-SAL	AUD	13/05/2004	-775		-27114.87	
CM	EASS15	DIV	AUD	24/05/2004	0		0	
CM	EASS15	OS-SAL	AUD	02/06/2004	-713		-23821.88	
CM	EASS15	OS-SAL	AUD	08/06/2004	-330		-11424.59	
						11519		413748.17
CM	EASS17	OS-PUR	AUD	22/04/2004	1599		57369.3	
CM	EASS17	OS-PUR	AUD	04/05/2004	1142		39443.33	
CM	EASS17	OS-PUR	AUD	12/05/2004	61		2131.62	
CM	EASS17	OS-PUR	AUD	13/05/2004	169		5938.58	
CM	EASS17	OS-PUR	AUD	14/05/2004	45		1575.75	
CM	EASS17	DIV	AUD	24/05/2004	0		0	
CM	EASS17	OS-PUR	AUD	25/05/2004	143		4688.08	
CM	EASS17	OS-PUR	AUD	26/05/2004	150		4906.03	
						3309		116052.69
CM	EASS18	OS-PUR	AUD	21/04/2004	224116		8023353	
CM	EASS18	OS-SAL	AUD	22/04/2004	-80736		-2896517	
CM	EASS18	OS-PUR	AUD	11/05/2004	15702		545537.8	
CM	EASS18	OS-PUR	AUD	12/05/2004	2914		101828.6	
CM	EASS18	OS-PUR	AUD	13/05/2004	8139		286000.5	
CM	EASS18	OS-PUR	AUD	14/05/2004	2142		75005.55	
CM	EASS18	DIV	AUD	24/05/2004	0		0	
CM	EASS18	OS-PUR	AUD	25/05/2004	8064		264368.5	
CM	EASS18	OS-PUR	AUD	26/05/2004	8525		278826.3	
						188866		6678403
CM	EASS19	OS-PUR	AUD	21/04/2004	33631		1203990	
CM	EASS19	OS-PUR	AUD	22/04/2004	55835		2002921	
CM	EASS19	OS-PUR	AUD	22/04/2004	80736		2896517	
CM	EASS19	OS-PUR	AUD	04/05/2004	1713		59150.76	
CM	EASS19	OS-PUR	AUD	12/05/2004	863		30258.87	
CM	EASS19	OS-PUR	AUD	19/05/2004	685		22881.32	
CM	EASS19	DIV	AUD	24/05/2004	0		0	
CM	EASS19	OS-PUR	AUD	07/06/2004	1360		46948.01	
CM	EASS19	OS-PUR	AUD	08/06/2004	16872		587058.4	
CM	EASS19	OS-PUR	AUD	08/06/2004	6179		215206.3	

						197,874		7,064,931
TOTAL						480,350		17,011,889
CP	AMPEQ	OS-PUR	AUD	05/04/2004	684013		25390563	
CP	AMPEQ	OS-PUR	AUD	18/05/2004	8200		279680.5	
CP	AMPEQ	OS-PUR	AUD	19/05/2004	17500		585853.9	
CP	AMPEQ	DIV	AUD	24/05/2004	0		0	
CP	AMPEQ	OS-PUR	AUD	26/05/2004	20000		653775	
						729713		26909872
CP	CEQU	OS-SAL	AUD	23/02/2004	-5000		-168319.1	
CP	CEQU	OS-PUR	AUD	25/02/2004	1858		61705.08	
CP	CEQU	OS-PUR	AUD	25/02/2004	2645		87584.41	
CP	CEQU	INCOME	AUD	27/02/2004	0		0	
CP	CEQU	OS-PUR	AUD	10/03/2004	4900		169473.4	
CP	CEQU	OS-PUR	AUD	23/03/2004	300		10284.03	
CP	CEQU	OS-PUR	AUD	18/05/2004	2800		95500.65	
CP	CEQU	OS-PUR	AUD	19/05/2004	5500		184125.5	
CP	CEQU	DIV	AUD	24/05/2004	0		0	
CP	CEQU	OS-PUR	AUD	26/05/2004	2000		65377.5	
						15003		505731.48
CP	CFSHK	OS-SAL	AUD	10/02/2004	-1082		-35922.28	
CP	CFSHK	OS-PUR	AUD	05/03/2004	2030		69504.19	
CP	CFSHK	OS-SAL	AUD	12/03/2004	-1222		-41636.14	
CP	CFSHK	OS-PUR	AUD	02/04/2004	3765		138962.9	
CP	CFSHK	OS-PUR	AUD	05/04/2004	1259		46793.93	
CP	CFSHK	OS-PUR	AUD	06/04/2004	1229		45560.87	
CP	CFSHK	OS-PUR	AUD	07/04/2004	12		441.6	
CP	CFSHK	OS-PUR	AUD	07/04/2004	474		17497.21	
CP	CFSHK	OS-PUR	AUD	13/04/2004	533		19443.7	
CP	CFSHK	OS-PUR	AUD	14/04/2004	490		17754.74	
CP	CFSHK	OS-SAL	AUD	06/05/2004	-66		-2293.27	
CP	CFSHK	OS-SAL	AUD	11/05/2004	-934		-32219.86	
CP	CFSHK	DIV	AUD	24/05/2004	0		0	
						6488		243887.57
CP	CIMP	OS-SAL	AUD	06/02/2004	-20000		-679354.7	
CP	CIMP	OS-SAL	AUD	16/02/2004	-9000		-298805.5	
CP	CIMP	INCOME	AUD	18/02/2004	0		0	
CP	CIMP	OS-SAL	AUD	25/02/2004	-9321		-308161.2	
CP	CIMP	OS-PUR	AUD	27/02/2004	35000		1163890	
CP	CIMP	OS-SAL	AUD	03/03/2004	-38000		-1280229	
CP	CIMP	OS-SAL	AUD	05/03/2004	-85000		-2892522	
CP	CIMP	OS-SAL	AUD	15/03/2004	-30952		-1050841	
CP	CIMP	OS-SAL	AUD	17/03/2004	-31000		-1064468	
CP	CIMP	OS-SAL	AUD	19/03/2004	-82000		-2870407	
CP	CIMP	OS-SAL	AUD	23/03/2004	-19102		-654818.5	
CP	CIMP	OS-SAL	AUD	23/03/2004	-15198		-520120.8	
CP	CIMP	OS-SAL	AUD	24/03/2004	-12300		-422520.4	
CP	CIMP	OS-SAL	AUD	26/03/2004	-3900		-136652.5	
CP	CIMP	OS-SAL	AUD	26/03/2004	-7900		-274193.5	
CP	CIMP	OS-SAL	AUD	29/03/2004	-12906		-454500.6	
CP	CIMP	OS-SAL	AUD	29/03/2004	-3894		-137463.7	
CP	CIMP	OS-SAL	AUD	06/04/2004	-14897		-549979.4	
CP	CIMP	OS-SAL	AUD	06/04/2004	-16103		-596035	
CP	CIMP	OS-SAL	AUD	07/04/2004	-54800		-2010811	
CP	CIMP	OS-SAL	AUD	13/04/2004	-28283		-1027233	
CP	CIMP	OS-SAL	AUD	14/04/2004	-10475		-377440.7	
CP	CIMP	OS-SAL	AUD	15/04/2004	-2504		-89992.68	
CP	CIMP	OS-SAL	AUD	22/04/2004	-3085		-110366.5	
CP	CIMP	OS-SAL	AUD	14/05/2004	-16000		-557645.8	
CP	CIMP	DIV	AUD	24/05/2004	0		0	
CP	CIMP	OS-SAL	AUD	24/05/2004	-36500		-1198621	

CP	CIMP	OS-SAL	AUD	01/06/2004	-11500		-382732.6	
CP	CIMP	OS-SAL	AUD	07/06/2004	-22500		-773587.6	
CP	CIMP	OS-SAL	AUD	10/06/2004	-198839		-6825330	
CP	CIMP	OS-SAL	AUD	10/06/2004	-75861		-2608039	
CP	CIMP	OS-SAL	AUD	11/06/2004	-91407		-3143984	
CP	CIMP	OS-SAL	AUD	11/06/2004	-27686		-952719.4	
CP	CIMP	OS-SAL	AUD	15/06/2004	-24000		-817490.2	
CP	CIMP	OS-SAL	AUD	16/06/2004	-74000		-2510586	
CP	CIMP	OS-SAL	AUD	18/06/2004	-74919		-2575840	
CP	CIMP	OS-SAL	AUD	21/06/2004	-76500		-2623544	
CP	CIMP	OS-SAL	AUD	22/06/2004	-35935		-1218218	
CP	CIMP	OS-SAL	AUD	23/06/2004	-7565		-256906.3	
CP	CIMP	OS-SAL	AUD	24/06/2004	-17000		-576744.4	
						-1265832		-43665017
CP	CSSCE	OS-PUR	AUD	17/02/2004	6200		206981.9	
CP	CSSCE	DIV	AUD	24/05/2004	0		0	
CP	CSSCE	OS-SAL	AUD	10/06/2004	-9900		-340488.7	
						-3700		-133506.78
CP	FNPF	OS-SAL	AUD	05/04/2004	-140751		-5207787	
						-140751		-5207787
CP	HIHF	INCOME	AUD	18/02/2004	0		0	
CP	HIHF	OS-SAL	AUD	11/03/2004	-38719		-1326513	
						-38719		-1326512.9
CP	MACEQ	OS-SAL	AUD	10/02/2004	-1000		-33401.29	
CP	MACEQ	OS-PUR	AUD	25/02/2004	867		28791.7	
CP	MACEQ	OS-PUR	AUD	25/02/2004	1235		40894.8	
CP	MACEQ	OS-PUR	AUD	23/03/2004	700		23996.07	
CP	MACEQ	OS-PUR	AUD	23/04/2004	2250		80824.01	
CP	MACEQ	OS-PUR	AUD	19/05/2004	550		18411.4	
CP	MACEQ	DIV	AUD	24/05/2004	0		0	
CP	MACEQ	OS-PUR	AUD	26/05/2004	1300		42492.73	
						5902		202009.42
CP	MACSN	OS-SAL	AUD	06/02/2004	-1673		-56730.75	
CP	MACSN	OS-SAL	AUD	10/02/2004	-169		-5652.29	
CP	MACSN	OS-SAL	AUD	10/02/2004	-2330		-77631.12	
CP	MACSN	INCOME	AUD	18/02/2004	0		0	
CP	MACSN	OS-PUR	AUD	04/03/2004	537		18271.2	
CP	MACSN	OS-PUR	AUD	08/03/2004	1509		52094.46	
CP	MACSN	OS-PUR	AUD	09/03/2004	1024		35563.86	
CP	MACSN	OS-PUR	AUD	11/03/2004	1135		39021.09	
CP	MACSN	OS-PUR	AUD	15/03/2004	500		17108.77	
CP	MACSN	OS-PUR	AUD	15/03/2004	437		14860.93	
CP	MACSN	OS-PUR	AUD	22/03/2004	1083		37747.72	
CP	MACSN	OS-PUR	AUD	24/03/2004	600		20637.84	
CP	MACSN	OS-PUR	AUD	24/03/2004	556		19236.69	
CP	MACSN	OS-PUR	AUD	25/03/2004	2023		69771.85	
CP	MACSN	OS-PUR	AUD	26/03/2004	5665		198473.8	
CP	MACSN	OS-PUR	AUD	29/03/2004	1974		69797.92	
CP	MACSN	OS-PUR	AUD	30/03/2004	539		19342.53	
CP	MACSN	OS-PUR	AUD	30/03/2004	2661		95453.29	
CP	MACSN	OS-PUR	AUD	31/03/2004	2736		98268.83	
CP	MACSN	OS-PUR	AUD	02/04/2004	1250		46111.33	
CP	MACSN	OS-SAL	AUD	15/04/2004	-9092		-322009.6	
CP	MACSN	OS-SAL	AUD	16/04/2004	-4787		-167782.9	
CP	MACSN	OS-SAL	AUD	19/04/2004	-639		-22651.39	
CP	MACSN	OS-SAL	AUD	20/04/2004	-2234		-80385.61	
CP	MACSN	OS-SAL	AUD	05/05/2004	-2978		-103039.6	
CP	MACSN	OS-PUR	AUD	18/05/2004	1348		46100.63	
CP	MACSN	OS-PUR	AUD	19/05/2004	367		12306.79	
CP	MACSN	DIV	AUD	24/05/2004	0		0	
CP	MACSN	OS-PUR	AUD	08/06/2004	521		18091.93	
CP	MACSN	OS-PUR	AUD	08/06/2004	235		8179.45	
CP	MACSN	OS-PUR	AUD	09/06/2004	1685		58091.39	

CP	MACSN	OS-PUR	AUD	10/06/2004	1478		50879.7	
CP	MACSN	OS-PUR	AUD	11/06/2004	452		15587.62	
CP	MACSN	OS-PUR	AUD	16/06/2004	474		16113.01	
						6887		241229.39
CP	NOME	OS-SAL	AUD	23/02/2004	-592		-19963.42	
CP	NOME	OS-SAL	AUD	24/02/2004	-774		-25920.31	
CP	NOME	OS-PUR	AUD	11/03/2004	190		6527.68	
CP	NOME	OS-PUR	AUD	12/03/2004	122		4181.48	
CP	NOME	OS-PUR	AUD	15/03/2004	1929		65802.95	
CP	NOME	OS-PUR	AUD	22/03/2004	2187		75970.75	
CP	NOME	OS-PUR	AUD	26/03/2004	2968		104099.8	
CP	NOME	OS-PUR	AUD	01/04/2004	3554		128595.9	
CP	NOME	OS-PUR	AUD	06/04/2004	1529		56666.45	
CP	NOME	OS-PUR	AUD	14/04/2004	752		27203.99	
CP	NOME	OS-PUR	AUD	22/04/2004	977		35090.49	
CP	NOME	OS-PUR	AUD	04/05/2004	798		27648.47	
CP	NOME	OS-SAL	AUD	19/05/2004	-1198		-39976.62	
CP	NOME	DIV	AUD	24/05/2004	0		0	
CP	NOME	OS-PUR	AUD	04/06/2004	670		22454.1	
CP	NOME	OS-PUR	AUD	08/06/2004	721		25108.65	
CP	NOME	OS-PUR	AUD	11/06/2004	580		20045.26	
CP	NOME	OS-PUR	AUD	22/06/2004	876		29742.63	
						15289		543278.3
CP	OSFEQ	OS-PUR	AUD	09/03/2004	17000		591403.8	
CP	OSFEQ	OS-PUR	AUD	02/04/2004	10000		368615.7	
CP	OSFEQ	DIV	AUD	24/05/2004	0		0	
CP	OSFEQ	OS-SAL	AUD	09/06/2004	-9062		-312417.9	
CP	OSFEQ	OS-SAL	AUD	10/06/2004	-7605		-261799.8	
CP	OSFEQ	OS-SAL	AUD	11/06/2004	-2808		-96836.4	
CP	OSFEQ	OS-SAL	AUD	16/06/2004	-2630		-89403.43	
CP	OSFEQ	OS-SAL	AUD	22/06/2004	-90019		-3051644	
						-85124		-2852082.2
CP	PSSCE	OS-PUR	AUD	17/02/2004	9300		310472.9	
CP	PSSCE	DIV	AUD	24/05/2004	0		0	
CP	PSSCE	OS-SAL	AUD	10/06/2004	-7800		-268263.8	
						1500		42209.06
CP	QCSF	OS-PUR	AUD	27/02/2004	1100		36579.39	
CP	QCSF	OS-SAL	AUD	15/03/2004	-476		-16160.52	
CP	QCSF	OS-SAL	AUD	17/03/2004	-400		-13735.07	
CP	QCSF	OS-SAL	AUD	19/03/2004	-1800		-63008.94	
CP	QCSF	OS-SAL	AUD	24/03/2004	-200		-6870.25	
CP	QCSF	OS-SAL	AUD	29/03/2004	-230		-8099.73	
CP	QCSF	OS-SAL	AUD	29/03/2004	-70		-2471.1	
CP	QCSF	OS-SAL	AUD	06/04/2004	-433		-15985.84	
CP	QCSF	OS-SAL	AUD	06/04/2004	-467		-17285.5	
CP	QCSF	OS-SAL	AUD	07/04/2004	-1200		-44032.36	
CP	QCSF	OS-SAL	AUD	13/04/2004	-483		-17542.46	
CP	QCSF	OS-SAL	AUD	14/04/2004	-217		-7819.06	
CP	QCSF	OS-SAL	AUD	15/04/2004	-52		-1868.86	
CP	QCSF	OS-SAL	AUD	22/04/2004	-30		-1073.25	
CP	QCSF	DIV	AUD	24/05/2004	0		0	
CP	QCSF	OS-SAL	AUD	10/06/2004	-4633		-159032	
CP	QCSF	OS-SAL	AUD	10/06/2004	-1767		-60748	
CP	QCSF	OS-SAL	AUD	11/06/2004	-1867		-64216.28	
CP	QCSF	OS-SAL	AUD	11/06/2004	-566		-19476.96	
CP	QCSF	OS-SAL	AUD	16/06/2004	-1000		-33926.84	
CP	QCSF	OS-SAL	AUD	18/06/2004	-1921		-66047.19	
CP	QCSF	OS-SAL	AUD	21/06/2004	-2100		-72018.86	
CP	QCSF	OS-SAL	AUD	22/06/2004	-826		-28001.91	
CP	QCSF	OS-SAL	AUD	23/06/2004	-174		-5909.01	
CP	QCSF	OS-SAL	AUD	24/06/2004	-300		-10177.84	
						-20112		-698928.4
CP	UTIND	OS-PUR	AUD	10/02/2004	1100		36790.05	

CP	UTIND	OS-PUR	AUD	13/02/2004	500		16685	
CP	UTIND	OS-PUR	AUD	13/02/2004	500		16705.21	
CP	UTIND	OS-PUR	AUD	19/02/2004	500		16909.71	
CP	UTIND	OS-PUR	AUD	03/03/2004	700		23612.15	
CP	UTIND	INCOME	AUD	05/03/2004	0		0	
CP	UTIND	OS-PUR	AUD	14/04/2004	1805		65157.55	
CP	UTIND	OS-PUR	AUD	04/05/2004	700		24201.31	
CP	UTIND	OS-PUR	AUD	19/05/2004	500		16737.64	
CP	UTIND	DIV	AUD	24/05/2004	0		0	
CP	UTIND	OS-PUR	AUD	24/05/2004	500		16493.94	
						6805		233292.56
CP	WDEQ	OS-PUR	AUD	12/02/2004	1200		40214.17	
CP	WDEQ	OS-SAL	AUD	25/02/2004	-500		-16730	
CP	WDEQ	OS-SAL	AUD	28/04/2004	-500		-17650	
CP	WDEQ	DIV	AUD	24/05/2004	0		0	
						200		5834.17
CP	WEEI	OS-SAL	AUD	21/04/2004	-600		-21480	
CP	WEEI	OS-SAL	AUD	19/05/2004	-5117		-171419.5	
						-5717		-192899.5
CP	WEQC	OS-SAL	AUD	06/02/2004	-9066		-307397.4	
CP	WEQC	OS-SAL	AUD	10/02/2004	-12834		-427566.7	
CP	WEQC	OS-SAL	AUD	10/02/2004	-931		-31137.76	
CP	WEQC	OS-PUR	AUD	04/03/2004	3089		105111.1	
CP	WEQC	OS-PUR	AUD	08/03/2004	8584		296367.1	
CP	WEQC	OS-PUR	AUD	09/03/2004	5761		200098.9	
CP	WEQC	OS-PUR	AUD	11/03/2004	6346		218193.3	
CP	WEQC	OS-PUR	AUD	15/03/2004	2937		100505.7	
CP	WEQC	OS-PUR	AUD	15/03/2004	2563		87159.17	
CP	WEQC	OS-PUR	AUD	22/03/2004	13196		459983.6	
CP	WEQC	OS-PUR	AUD	25/03/2004	10910		376278.3	
CP	WEQC	OS-PUR	AUD	26/03/2004	31759		1112777	
CP	WEQC	OS-PUR	AUD	29/03/2004	11044		390534.7	
CP	WEQC	OS-PUR	AUD	30/03/2004	3103		111363.9	
CP	WEQC	OS-PUR	AUD	30/03/2004	15339		550276.5	
CP	WEQC	OS-PUR	AUD	31/03/2004	15267		548392.2	
CP	WEQC	OS-PUR	AUD	02/04/2004	7200		265624.4	
CP	WEQC	OS-SAL	AUD	15/04/2004	-50866		-1801353	
CP	WEQC	OS-SAL	AUD	16/04/2004	-26928		-943735.3	
CP	WEQC	OS-SAL	AUD	19/04/2004	-3212		-113849.6	
CP	WEQC	OS-SAL	AUD	20/04/2004	-12488		-449314	
CP	WEQC	OS-SAL	AUD	21/04/2004	-33631		-1203990	
CP	WEQC	OS-SAL	AUD	05/05/2004	-12345		-427102.9	
CP	WEQC	OS-PUR	AUD	13/05/2004	1518		53414.75	
CP	WEQC	OS-PUR	AUD	18/05/2004	5820		199057.2	
CP	WEQC	OS-PUR	AUD	19/05/2004	1505		50469.18	
CP	WEQC	DIV	AUD	24/05/2004	0		0	
CP	WEQC	OS-PUR	AUD	08/06/2004	1115		38812.29	
CP	WEQC	OS-PUR	AUD	08/06/2004	2479		86084.26	
CP	WEQC	OS-PUR	AUD	09/06/2004	7377		254326.5	
CP	WEQC	OS-PUR	AUD	10/06/2004	6127		210920.1	
CP	WEQC	OS-PUR	AUD	11/06/2004	2356		81248.78	
CP	WEQC	OS-PUR	AUD	16/06/2004	2156		73290.41	
						5250		164842.22
CP	WEQI	OS-SAL	AUD	18/02/2004	-5198		-174476.4	
CP	WEQI	OS-SAL	AUD	19/03/2004	-14300		-500774.1	
CP	WEQI	OS-PUR	AUD	21/04/2004	600		21480	
CP	WEQI	OS-SAL	AUD	29/04/2004	-13000		-453050	
CP	WEQI	OS-PUR	AUD	19/05/2004	5117		171419.5	
CP	WEQI	DIV	AUD	24/05/2004	0		0	
						-26781		-935400.98
CP	WEQL	OS-SAL	AUD	25/03/2004	-3936		-135343.7	
CP	WEQL	OS-SAL	AUD	25/03/2004	-11148		-384486.7	
CP	WEQL	OS-SAL	AUD	25/03/2004	-7451		-256414.2	

CP	WEQL	OS-SAL	AUD	15/04/2004	-46597		-1641615	
CP	WEQL	DIV	AUD	24/05/2004	0		0	
CP	WEQL	OS-PUR	AUD	26/05/2004	34210		1119714	
CP	WEQL	OS-PUR	AUD	08/06/2004	29063		1013965	
						-5859		-284180.82
CP	WEQU	OS-SAL	AUD	23/02/2004	-12500		-420797.7	
CP	WEQU	OS-PUR	AUD	25/02/2004	21680		720003.3	
CP	WEQU	OS-PUR	AUD	25/02/2004	30859		1021840	
CP	WEQU	OS-PUR	AUD	10/03/2004	60000		2075184	
CP	WEQU	OS-PUR	AUD	23/03/2004	38000		1302644	
CP	WEQU	OS-SAL	AUD	05/04/2004	-684013		-25390563	
CP	WEQU	OS-SAL	AUD	13/04/2004	-20695		-751638.1	
CP	WEQU	OS-SAL	AUD	14/04/2004	-2356		-84892.64	
CP	WEQU	OS-SAL	AUD	15/04/2004	-3073		-110442.3	
CP	WEQU	OS-SAL	AUD	16/04/2004	-3876		-136198.5	
CP	WEQU	OS-PUR	AUD	18/05/2004	51000		1739476	
CP	WEQU	OS-PUR	AUD	19/05/2004	66000		2209506	
CP	WEQU	DIV	AUD	24/05/2004	0		0	
CP	WEQU	OS-PUR	AUD	26/05/2004	75000		2451656	
						-383974		-15374222
CP	WGRS	OS-PUR	AUD	10/02/2004	60000		2015121	
CP	WGRS	OS-PUR	AUD	24/02/2004	75000		2522540	
CP	WGRS	OS-PUR	AUD	26/03/2004	31000		1086212	
CP	WGRS	OS-PUR	AUD	29/03/2004	14000		494219.6	
CP	WGRS	OS-PUR	AUD	30/03/2004	93093		3336808	
CP	WGRS	OS-PUR	AUD	31/03/2004	41907		1504073	
CP	WGRS	OS-PUR	AUD	06/04/2004	30854		1139093	
CP	WGRS	OS-PUR	AUD	06/04/2004	39146		1449319	
CP	WGRS	OS-PUR	AUD	21/04/2004	37500		1344553	
CP	WGRS	OS-PUR	AUD	30/04/2004	60000		2087233	
CP	WGRS	OS-PUR	AUD	18/05/2004	140000		4775033	
CP	WGRS	OS-PUR	AUD	20/05/2004	60000		1990993	
CP	WGRS	DIV	AUD	24/05/2004	0		0	
CP	WGRS	OS-PUR	AUD	26/05/2004	75000		2451656	
						757500		26196853.1
CP	WIMP	OS-SAL	AUD	16/02/2004	-23000		-763613.9	
CP	WIMP	INCOME	AUD	18/02/2004	0		0	
CP	WIMP	OS-SAL	AUD	25/02/2004	-32779		-1083705	
CP	WIMP	OS-PUR	AUD	27/02/2004	63900		2124930	
CP	WIMP	OS-SAL	AUD	03/03/2004	-62000		-2088795	
CP	WIMP	OS-SAL	AUD	05/03/2004	-125000		-4253709	
CP	WIMP	OS-SAL	AUD	15/03/2004	-68572		-2328066	
CP	WIMP	OS-SAL	AUD	17/03/2004	-68600		-2355565	
CP	WIMP	OS-SAL	AUD	19/03/2004	-141200		-4942702	
CP	WIMP	OS-SAL	AUD	23/03/2004	-49698		-1710508	
CP	WIMP	OS-SAL	AUD	23/03/2004	-39702		-1358721	
CP	WIMP	OS-SAL	AUD	24/03/2004	-24000		-824430	
CP	WIMP	OS-SAL	AUD	26/03/2004	-27100		-949559.6	
CP	WIMP	OS-SAL	AUD	26/03/2004	-54900		-1905471	
CP	WIMP	OS-SAL	AUD	29/03/2004	-33264		-1171433	
CP	WIMP	OS-SAL	AUD	29/03/2004	-10036		-354284.9	
CP	WIMP	OS-SAL	AUD	06/04/2004	-19270		-711425.3	
CP	WIMP	OS-SAL	AUD	06/04/2004	-20830		-770999.7	
CP	WIMP	OS-SAL	AUD	07/04/2004	-94000		-3449201	
CP	WIMP	OS-SAL	AUD	13/04/2004	-45046		-1636061	
CP	WIMP	OS-SAL	AUD	14/04/2004	-18204		-655936.2	
CP	WIMP	OS-SAL	AUD	15/04/2004	-4274		-153605.7	
CP	WIMP	OS-SAL	AUD	21/04/2004	-224116		-8023353	
CP	WIMP	OS-SAL	AUD	22/04/2004	-4319		-154513	
CP	WIMP	OS-SAL	AUD	14/05/2004	-29000		-1010733	
CP	WIMP	DIV	AUD	24/05/2004	0		0	
CP	WIMP	OS-SAL	AUD	24/05/2004	-48500		-1592688	
CP	WIMP	OS-SAL	AUD	01/06/2004	-23500		-782105.8	

CP	WIMP	OS-SAL	AUD	07/06/2004	-89125		-2972319	
CP	WIMP	OS-SAL	AUD	07/06/2004	-47500		-1633129	
CP	WIMP	OS-SAL	AUD	10/06/2004	-320743		-11009797	
CP	WIMP	OS-SAL	AUD	10/06/2004	-122372		-4207049	
CP	WIMP	OS-SAL	AUD	11/06/2004	-154346		-5308798	
CP	WIMP	OS-SAL	AUD	11/06/2004	-46748		-1608673	
CP	WIMP	OS-SAL	AUD	15/06/2004	-56000		-1907477	
CP	WIMP	OS-SAL	AUD	16/06/2004	-120000		-4071221	
CP	WIMP	OS-SAL	AUD	18/06/2004	-115259		-3962797	
CP	WIMP	OS-SAL	AUD	21/06/2004	-121400		-4163376	
CP	WIMP	OS-SAL	AUD	22/06/2004	-58239		-1974337	
CP	WIMP	OS-SAL	AUD	23/06/2004	-12261		-416381.8	
CP	WIMP	OS-SAL	AUD	24/06/2004	-42700		-1448646	
						-2533903		-87590256
CP	WISH	OS-SAL	AUD	12/02/2004	-30000		-1000782	
CP	WISH	OS-PUR	AUD	25/02/2004	30972		1028595	
CP	WISH	OS-PUR	AUD	25/02/2004	44084		1459762	
CP	WISH	OS-PUR	AUD	10/03/2004	25000		864660	
CP	WISH	OS-PUR	AUD	23/03/2004	29000		994122.9	
CP	WISH	OS-SAL	AUD	13/04/2004	-42770		-1553397	
CP	WISH	OS-SAL	AUD	14/04/2004	-4668		-175406.4	
CP	WISH	OS-SAL	AUD	15/04/2004	-6351		-228252.2	
CP	WISH	OS-SAL	AUD	16/04/2004	-8011		-281497.9	
CP	WISH	OS-PUR	AUD	18/05/2004	28500		972060.2	
CP	WISH	OS-PUR	AUD	19/05/2004	80000		2678189	
CP	WISH	DIV	AUD	24/05/2004	0		0	
						145556		4758054.01
CP	WSEQ	OS-SAL	AUD	05/03/2004	-30000		-1020890	
CP	WSEQ	OS-PUR	AUD	06/04/2004	3746		138297.8	
CP	WSEQ	OS-PUR	AUD	06/04/2004	4754		176009.4	
CP	WSEQ	OS-PUR	AUD	10/05/2004	25500		888953	
CP	WSEQ	OS-PUR	AUD	18/05/2004	35000		1193758	
CP	WSEQ	OS-PUR	AUD	20/05/2004	11000		365015.4	
CP	WSEQ	DIV	AUD	24/05/2004	0		0	
CP	WSEQ	OS-PUR	AUD	26/05/2004	13000		424953.8	
						63000		2166097.28
CP	WSNF	OS-SAL	AUD	13/02/2004	-1000		-33278.81	
CP	WSNF	OS-SAL	AUD	16/02/2004	-3000		-99601.82	
CP	WSNF	INCOME	AUD	18/02/2004	0		0	
CP	WSNF	OS-PUR	AUD	31/03/2004	1700		60952.38	
CP	WSNF	OS-SAL	AUD	02/04/2004	-1500		-55074.11	
CP	WSNF	OS-PUR	AUD	19/04/2004	4100		146086.6	
CP	WSNF	OS-SAL	AUD	19/05/2004	-1173		-39520.75	
CP	WSNF	DIV	AUD	24/05/2004	0		0	
						-873		-20,437
TOTAL						-2,752,252		-96,068,039
MD	452GRS	OS-PUR	AUD	27/04/2004	7000		248562	
MD	452GRS	OS-PUR	AUD	04/05/2004	2000		69131.93	
MD	452GRS	OS-PUR	AUD	14/05/2004	300		10514.12	
MD	452GRS	OS-SAL	AUD	18/05/2004	-500		-16947.18	
MD	452GRS	OS-SAL	AUD	18/05/2004	-500		-17016.76	
MD	452GRS	OS-PUR	AUD	20/05/2004	700		23234.23	
MD	452GRS	OS-PUR	AUD	21/05/2004	600		19830.79	
MD	452GRS	DIV	AUD	24/05/2004	0		0	
MD	452GRS	OS-PUR	AUD	11/06/2004	2000		69209.16	
MD	452GRS	OS-PUR	AUD	15/06/2004	10000		342449.8	
MD	452GRS	OS-PUR	AUD	16/06/2004	1000		34183.99	
MD	452GRS	OS-PUR	AUD	18/06/2004	3000		103676.8	
MD	452GRS	OS-PUR	AUD	21/06/2004	10000		346060.9	
MD	452GRS	OS-PUR	AUD	23/06/2004	10000		341439.7	

						45,600		1,574,329
TOTAL						45,600		1,574,329
NP	NLLFZ	OS-PUR	AUD	10/02/2004	411		13871.25	
NP	NLLFZ	OS-SAL	AUD	17/02/2004	-1249		-41591.7	
NP	NLLFZ	OS-SAL	AUD	25/02/2004	-25335		-838922.9	
NP	NLLFZ	OS-SAL	AUD	26/02/2004	-584		-19330.4	
NP	NLLFZ	OS-PUR	AUD	01/03/2004	25506		854628.5	
NP	NLLFZ	OS-PUR	AUD	03/03/2004	12810		433219.3	
NP	NLLFZ	OS-PUR	AUD	09/03/2004	331		11353.3	
NP	NLLFZ	OS-PUR	AUD	17/03/2004	168		5740.56	
NP	NLLFZ	OS-SAL	AUD	23/03/2004	-622		-21539.86	
NP	NLLFZ	OS-PUR	AUD	30/03/2004	632		22391.76	
NP	NLLFZ	OS-PUR	AUD	30/03/2004	6388		228783.1	
NP	NLLFZ	OS-PUR	AUD	06/04/2004	192		7127.04	
NP	NLLFZ	OS-SAL	AUD	15/04/2004	-741		-26824.2	
NP	NLLFZ	OS-SAL	AUD	20/04/2004	-766		-27269.6	
NP	NLLFZ	OS-SAL	AUD	27/04/2004	-169		-6016.4	
NP	NLLFZ	OS-PUR	AUD	28/04/2004	4739		167704.9	
NP	NLLFZ	OS-PUR	AUD	04/05/2004	285		9749.85	
NP	NLLFZ	OS-PUR	AUD	12/05/2004	1255		43473.2	
NP	NLLFZ	OS-SAL	AUD	18/05/2004	-135		-4715.55	
NP	NLLFZ	OS-SAL	AUD	19/05/2004	-6993		-235623.2	
NP	NLLFZ	DIV	AUD	24/05/2004	0		0	
NP	NLLFZ	OS-PUR	AUD	25/05/2004	5573		183909	
NP	NLLFZ	OS-PUR	AUD	02/06/2004	173		5778.2	
NP	NLLFZ	OS-PUR	AUD	08/06/2004	186		6398.4	
NP	NLLFZ	OS-SAL	AUD	10/06/2004	-9		-309.24	
NP	NLLFZ	OS-SAL	AUD	15/06/2004	-169		-5822.05	
NP	NLLFZ	OS-SAL	AUD	18/06/2004	-10		-345	
NP	NLLFZ	OS-PUR	AUD	22/06/2004	56		1927.52	
						21923		767745.75
NP	NLLKZ	OS-SAL	AUD	10/02/2004	-808		-27270	
NP	NLLKZ	OS-PUR	AUD	17/02/2004	448		14918.4	
NP	NLLKZ	OS-SAL	AUD	25/02/2004	-30744		-1018032	
NP	NLLKZ	OS-PUR	AUD	26/02/2004	632		20919.2	
NP	NLLKZ	OS-PUR	AUD	01/03/2004	31317		1049337	
NP	NLLKZ	OS-PUR	AUD	03/03/2004	15705		531124.8	
NP	NLLKZ	OS-PUR	AUD	09/03/2004	490		16807	
NP	NLLKZ	OS-PUR	AUD	17/03/2004	669		22859.73	
NP	NLLKZ	OS-SAL	AUD	23/03/2004	-45		-1558.35	
NP	NLLKZ	OS-SAL	AUD	30/03/2004	-13		-460.59	
NP	NLLKZ	OS-PUR	AUD	30/03/2004	7872		281931.9	
NP	NLLKZ	OS-SAL	AUD	06/04/2004	-29		-1076.48	
NP	NLLKZ	OS-PUR	AUD	15/04/2004	752		27222.4	
NP	NLLKZ	OS-PUR	AUD	20/04/2004	159		5660.4	
NP	NLLKZ	OS-PUR	AUD	27/04/2004	426		15165.6	
NP	NLLKZ	OS-PUR	AUD	28/04/2004	5974		211409.4	
NP	NLLKZ	OS-PUR	AUD	04/05/2004	363		12418.23	
NP	NLLKZ	OS-SAL	AUD	12/05/2004	-174		-6027.36	
NP	NLLKZ	OS-SAL	AUD	18/05/2004	-434		-15159.62	
NP	NLLKZ	OS-SAL	AUD	19/05/2004	-8689		-292768.5	
NP	NLLKZ	DIV	AUD	24/05/2004	0		0	
NP	NLLKZ	OS-SAL	AUD	25/05/2004	-3318		-109494	
NP	NLLKZ	OS-SAL	AUD	02/06/2004	-794		-26519.6	
NP	NLLKZ	OS-PUR	AUD	08/06/2004	47		1616.8	
NP	NLLKZ	OS-SAL	AUD	10/06/2004	-163		-5600.68	
NP	NLLKZ	OS-SAL	AUD	15/06/2004	-653		-22495.85	
NP	NLLKZ	OS-PUR	AUD	18/06/2004	1537		53026.5	
NP	NLLKZ	OS-SAL	AUD	22/06/2004	-40		-1376.8	
						20487		736577.72

NP	NMSSZ	OS-SAL	AUD	10/02/2004	-43	-1451.25	
NP	NMSSZ	OS-PUR	AUD	17/02/2004	467	15551.1	
NP	NMSSZ	OS-SAL	AUD	25/02/2004	-9108	-301595	
NP	NMSSZ	OS-PUR	AUD	26/02/2004	45	1489.5	
NP	NMSSZ	OS-PUR	AUD	01/03/2004	9235	309436.8	
NP	NMSSZ	OS-PUR	AUD	03/03/2004	4566	154416.8	
NP	NMSSZ	OS-SAL	AUD	09/03/2004	-438	-15023.4	
NP	NMSSZ	OS-SAL	AUD	17/03/2004	-298	-10182.66	
NP	NMSSZ	OS-PUR	AUD	23/03/2004	453	15687.39	
NP	NMSSZ	OS-SAL	AUD	30/03/2004	-256	-9070.08	
NP	NMSSZ	OS-PUR	AUD	30/03/2004	2298	82301.75	
NP	NMSSZ	OS-PUR	AUD	06/04/2004	225	8352	
NP	NMSSZ	OS-PUR	AUD	15/04/2004	45	1629	
NP	NMSSZ	OS-PUR	AUD	20/04/2004	439	15628.4	
NP	NMSSZ	OS-PUR	AUD	27/04/2004	147	5233.2	
NP	NMSSZ	OS-PUR	AUD	28/04/2004	1736	61434	
NP	NMSSZ	OS-SAL	AUD	04/05/2004	-522	-17857.62	
NP	NMSSZ	OS-SAL	AUD	12/05/2004	-471	-16315.44	
NP	NMSSZ	OS-PUR	AUD	18/05/2004	402	14041.86	
NP	NMSSZ	OS-SAL	AUD	19/05/2004	-2508	-84504.94	
NP	NMSSZ	DIV	AUD	24/05/2004	0	0	
NP	NMSSZ	OS-SAL	AUD	25/05/2004	-936	-30888	
NP	NMSSZ	OS-PUR	AUD	02/06/2004	435	14529	
NP	NMSSZ	OS-SAL	AUD	08/06/2004	-12	-412.8	
NP	NMSSZ	OS-PUR	AUD	10/06/2004	164	5635.04	
NP	NMSSZ	OS-PUR	AUD	15/06/2004	630	21703.5	
NP	NMSSZ	OS-SAL	AUD	18/06/2004	-1416	-48852	
NP	NMSSZ	OS-PUR	AUD	22/06/2004	28	963.76	
						5307	191879.85
NP	NSFPZ	OS-SAL	AUD	10/02/2004	-22	-742.5	
NP	NSFPZ	OS-PUR	AUD	17/02/2004	21	699.3	
NP	NSFPZ	OS-SAL	AUD	25/02/2004	-1390	-46027.35	
NP	NSFPZ	OS-PUR	AUD	26/02/2004	13	430.3	
NP	NSFPZ	OS-PUR	AUD	01/03/2004	1431	47948.46	
NP	NSFPZ	OS-PUR	AUD	03/03/2004	716	24214.29	
NP	NSFPZ	OS-PUR	AUD	09/03/2004	87	2984.1	
NP	NSFPZ	OS-PUR	AUD	17/03/2004	58	1981.86	
NP	NSFPZ	OS-SAL	AUD	23/03/2004	-14	-484.82	
NP	NSFPZ	OS-SAL	AUD	30/03/2004	-8	-283.44	
NP	NSFPZ	OS-PUR	AUD	30/03/2004	360	12893.22	
NP	NSFPZ	OS-SAL	AUD	06/04/2004	-22	-816.64	
NP	NSFPZ	OS-PUR	AUD	15/04/2004	12	434.4	
NP	NSFPZ	OS-SAL	AUD	20/04/2004	-25	-890	
NP	NSFPZ	OS-SAL	AUD	27/04/2004	-44	-1566.4	
NP	NSFPZ	OS-PUR	AUD	28/04/2004	268	9484.05	
NP	NSFPZ	OS-PUR	AUD	04/05/2004	53	1813.13	
NP	NSFPZ	OS-PUR	AUD	12/05/2004	18	623.52	
NP	NSFPZ	OS-PUR	AUD	18/05/2004	5	174.65	
NP	NSFPZ	OS-SAL	AUD	19/05/2004	-394	-13275.5	
NP	NSFPZ	DIV	AUD	24/05/2004	0	0	
NP	NSFPZ	OS-SAL	AUD	25/05/2004	-222	-7326	
NP	NSFPZ	OS-SAL	AUD	02/06/2004	-16	-534.4	
NP	NSFPZ	OS-SAL	AUD	08/06/2004	-23	-791.2	
NP	NSFPZ	OS-SAL	AUD	10/06/2004	-12	-412.32	
NP	NSFPZ	OS-SAL	AUD	15/06/2004	-11	-378.95	
NP	NSFPZ	OS-PUR	AUD	18/06/2004	40	1380	
NP	NSFPZ	OS-SAL	AUD	22/06/2004	-18	-619.56	
						861	30912.2
NP	NSLKZ	OS-SAL	AUD	10/02/2004	-30	-1012.5	
NP	NSLKZ	OS-PUR	AUD	17/02/2004	37	1232.1	
NP	NSLKZ	OS-SAL	AUD	25/02/2004	-2295	-75994.79	
NP	NSLKZ	OS-PUR	AUD	26/02/2004	19	628.9	
NP	NSLKZ	OS-PUR	AUD	01/03/2004	2312	77468.09	

NP	NSLKZ	OS-PUR	AUD	03/03/2004	1157	39128.39	
NP	NSLKZ	OS-SAL	AUD	09/03/2004	-22	-754.6	
NP	NSLKZ	OS-SAL	AUD	17/03/2004	-5	-170.85	
NP	NSLKZ	OS-SAL	AUD	23/03/2004	-37	-1281.31	
NP	NSLKZ	OS-SAL	AUD	30/03/2004	-32	-1133.76	
NP	NSLKZ	OS-PUR	AUD	30/03/2004	575	20593.34	
NP	NSLKZ	OS-SAL	AUD	06/04/2004	-90	-3340.8	
NP	NSLKZ	OS-PUR	AUD	15/04/2004	24	868.8	
NP	NSLKZ	OS-SAL	AUD	20/04/2004	-33	-1174.8	
NP	NSLKZ	OS-SAL	AUD	27/04/2004	-57	-2029.2	
NP	NSLKZ	OS-PUR	AUD	28/04/2004	427	15110.78	
NP	NSLKZ	OS-PUR	AUD	04/05/2004	97	3318.37	
NP	NSLKZ	OS-PUR	AUD	12/05/2004	31	1073.84	
NP	NSLKZ	OS-SAL	AUD	18/05/2004	-32	-1117.76	
NP	NSLKZ	OS-SAL	AUD	19/05/2004	-627	-21126.23	
NP	NSLKZ	DIV	AUD	24/05/2004	0	0	
NP	NSLKZ	OS-SAL	AUD	25/05/2004	-378	-12474	
NP	NSLKZ	OS-SAL	AUD	02/06/2004	-22	-734.8	
NP	NSLKZ	OS-SAL	AUD	08/06/2004	-50	-1720	
NP	NSLKZ	OS-SAL	AUD	10/06/2004	-17	-584.12	
NP	NSLKZ	OS-SAL	AUD	15/06/2004	-5	-172.25	
NP	NSLKZ	OS-PUR	AUD	18/06/2004	73	2518.5	
NP	NSLKZ	OS-SAL	AUD	22/06/2004	-29	-998.18	
					991		36121.16
NP	NSPTZ	OS-SAL	AUD	10/02/2004	-26	-877.5	
NP	NSPTZ	OS-PUR	AUD	17/02/2004	8	266.4	
NP	NSPTZ	OS-SAL	AUD	25/02/2004	-644	-21324.9	
NP	NSPTZ	OS-PUR	AUD	26/02/2004	8	264.8	
NP	NSPTZ	OS-PUR	AUD	01/03/2004	655	21947.06	
NP	NSPTZ	OS-PUR	AUD	03/03/2004	328	11092.58	
NP	NSPTZ	OS-PUR	AUD	09/03/2004	15	514.5	
NP	NSPTZ	OS-SAL	AUD	17/03/2004	-23	-785.91	
NP	NSPTZ	OS-PUR	AUD	23/03/2004	6	207.78	
NP	NSPTZ	OS-PUR	AUD	30/03/2004	11	389.73	
NP	NSPTZ	OS-PUR	AUD	30/03/2004	164	5873.58	
NP	NSPTZ	OS-PUR	AUD	06/04/2004	4	148.48	
NP	NSPTZ	OS-PUR	AUD	15/04/2004	27	977.4	
NP	NSPTZ	OS-SAL	AUD	20/04/2004	-17	-605.2	
NP	NSPTZ	OS-PUR	AUD	27/04/2004	15	534	
NP	NSPTZ	OS-PUR	AUD	28/04/2004	124	4388.14	
NP	NSPTZ	OS-PUR	AUD	04/05/2004	26	889.46	
NP	NSPTZ	OS-PUR	AUD	12/05/2004	7	242.48	
NP	NSPTZ	OS-PUR	AUD	18/05/2004	9	314.37	
NP	NSPTZ	OS-SAL	AUD	19/05/2004	-183	-6166.03	
NP	NSPTZ	DIV	AUD	24/05/2004	0	0	
NP	NSPTZ	OS-SAL	AUD	25/05/2004	-87	-2871	
NP	NSPTZ	OS-SAL	AUD	02/06/2004	-51	-1703.4	
NP	NSPTZ	OS-SAL	AUD	08/06/2004	-24	-825.6	
NP	NSPTZ	OS-PUR	AUD	10/06/2004	1	34.36	
NP	NSPTZ	OS-PUR	AUD	15/06/2004	5	172.25	
NP	NSPTZ	OS-PUR	AUD	18/06/2004	25	862.5	
NP	NSPTZ	OS-SAL	AUD	22/06/2004	-4	-137.68	
					379		13822.65
NP	NUASA	OS-PUR	AUD	25/02/2004	123	4084.64	
NP	NUASA	OS-PUR	AUD	25/02/2004	177	5861.04	
NP	NUASA	OS-PUR	AUD	23/03/2004	1000	34280.1	
NP	NUASA	OS-SAL	AUD	14/05/2004	-2800	-97596.08	
NP	NUASA	OS-PUR	AUD	18/05/2004	1500	51157.88	
NP	NUASA	DIV	AUD	24/05/2004	0	0	
NP	NUASA	OS-PUR	AUD	26/05/2004	2300	75179.44	
					2300		72967.02
NP	NUBGZ	OS-SAL	AUD	10/02/2004	-31	-1046.25	
NP	NUBGZ	OS-PUR	AUD	17/02/2004	2	66.6	

NP	NUBGZ	OS-SAL	AUD	25/02/2004	-874	-28940.94	
NP	NUBGZ	OS-PUR	AUD	26/02/2004	8	264.8	
NP	NUBGZ	OS-PUR	AUD	01/03/2004	890	29821.19	
NP	NUBGZ	OS-PUR	AUD	03/03/2004	446	15083.2	
NP	NUBGZ	OS-PUR	AUD	09/03/2004	9	308.7	
NP	NUBGZ	OS-PUR	AUD	17/03/2004	30	1025.1	
NP	NUBGZ	OS-SAL	AUD	23/03/2004	-31	-1073.53	
NP	NUBGZ	OS-SAL	AUD	30/03/2004	-33	-1169.19	
NP	NUBGZ	OS-PUR	AUD	30/03/2004	220	7879.19	
NP	NUBGZ	OS-SAL	AUD	06/04/2004	-40	-1484.8	
NP	NUBGZ	OS-PUR	AUD	15/04/2004	25	905	
NP	NUBGZ	OS-SAL	AUD	20/04/2004	-26	-925.6	
NP	NUBGZ	OS-SAL	AUD	27/04/2004	-48	-1708.8	
NP	NUBGZ	OS-PUR	AUD	28/04/2004	162	5732.9	
NP	NUBGZ	OS-PUR	AUD	04/05/2004	20	684.2	
NP	NUBGZ	OS-SAL	AUD	12/05/2004	-6	-207.84	
NP	NUBGZ	OS-SAL	AUD	18/05/2004	-67	-2340.31	
NP	NUBGZ	OS-SAL	AUD	19/05/2004	-233	-7850.74	
NP	NUBGZ	DIV	AUD	24/05/2004	0	0	
NP	NUBGZ	OS-SAL	AUD	25/05/2004	-107	-3531	
NP	NUBGZ	OS-SAL	AUD	02/06/2004	-58	-1937.2	
NP	NUBGZ	OS-SAL	AUD	08/06/2004	-11	-378.4	
NP	NUBGZ	OS-SAL	AUD	10/06/2004	-9	-309.24	
NP	NUBGZ	OS-SAL	AUD	15/06/2004	-33	-1136.85	
NP	NUBGZ	OS-PUR	AUD	18/06/2004	28	966	
NP	NUBGZ	OS-SAL	AUD	22/06/2004	-15	-516.3	
						218	8179.89
NP	NUTSZ	OS-PUR	AUD	10/02/2004	549	18528.75	
NP	NUTSZ	OS-PUR	AUD	17/02/2004	266	8857.8	
NP	NUTSZ	OS-SAL	AUD	25/02/2004	-8610	-285104.7	
NP	NUTSZ	OS-SAL	AUD	26/02/2004	-141	-4667.1	
NP	NUTSZ	OS-PUR	AUD	01/03/2004	8654	289969.2	
NP	NUTSZ	OS-PUR	AUD	03/03/2004	4272	144474.1	
NP	NUTSZ	OS-SAL	AUD	09/03/2004	-472	-16189.6	
NP	NUTSZ	OS-SAL	AUD	17/03/2004	-599	-20467.83	
NP	NUTSZ	OS-PUR	AUD	23/03/2004	290	10042.7	
NP	NUTSZ	OS-SAL	AUD	30/03/2004	-301	-10664.43	
NP	NUTSZ	OS-PUR	AUD	30/03/2004	2123	76034.21	
NP	NUTSZ	OS-SAL	AUD	06/04/2004	-240	-8908.8	
NP	NUTSZ	OS-SAL	AUD	15/04/2004	-144	-5212.8	
NP	NUTSZ	OS-PUR	AUD	20/04/2004	269	9576.4	
NP	NUTSZ	OS-SAL	AUD	27/04/2004	-270	-9612	
NP	NUTSZ	OS-PUR	AUD	28/04/2004	1570	55559.55	
NP	NUTSZ	OS-SAL	AUD	04/05/2004	-322	-11015.62	
NP	NUTSZ	OS-SAL	AUD	12/05/2004	-660	-22862.4	
NP	NUTSZ	OS-PUR	AUD	18/05/2004	252	8802.36	
NP	NUTSZ	OS-SAL	AUD	19/05/2004	-2247	-75710.76	
NP	NUTSZ	DIV	AUD	24/05/2004	0	0	
NP	NUTSZ	OS-SAL	AUD	25/05/2004	-525	-17325	
NP	NUTSZ	OS-PUR	AUD	02/06/2004	333	11122.2	
NP	NUTSZ	OS-SAL	AUD	08/06/2004	-113	-3887.2	
NP	NUTSZ	OS-PUR	AUD	10/06/2004	45	1546.2	
NP	NUTSZ	OS-PUR	AUD	15/06/2004	236	8130.2	
NP	NUTSZ	OS-SAL	AUD	18/06/2004	-277	-9556.5	
NP	NUTSZ	OS-PUR	AUD	22/06/2004	22	757.24	
						3,960	142,216
TOTAL						56,426	2,000,422
	OSFT	TAKEON BAL	AUD	20/04/2004	408093	-	
	OSFT	OS-PUR	AUD	21/04/2004	6000	216088.7	
	OSFT	OS-PUR	AUD	26/04/2004	13850	498411.4	

	OSFT	OS-PUR	AUD	28/04/2004	16600		588613.3	
	OSFT	OS-SAL	AUD	29/04/2004	-21		-640.15	
	OSFT	OS-SAL	AUD	29/04/2004	-823		-25087.93	
	OSFT	OS-PUR	AUD	29/04/2004	21300		754799	
	OSFT	OS-PUR	AUD	30/04/2004	19413		679535.9	
	OSFT	OS-SAL	AUD	07/05/2004	-965		-29416.59	
	OSFT	OS-SAL	AUD	12/05/2004	-4884		-148881.5	
	OSFT	OS-SAL	AUD	13/05/2004	-7837		-238899.3	
	OSFT	OS-SAL	AUD	14/05/2004	-4627		-141047.2	
	OSFT	OS-SAL	AUD	19/05/2004	-1057		-32221.07	
	OSFT	OS-PUR	AUD	20/05/2004	21600		724713.6	
	OSFT	OS-SAL	AUD	02/06/2004	-3100		-94498.88	
	OSFT	OS-SAL	AUD	03/06/2004	-7509		-228900.7	
	OSFT	OS-SAL	AUD	09/06/2004	-3243		-98858.02	
						472,790		2,423,711
TOTAL						**472,790**		**2,423,711**
	AIL*356191	OS-PUR	AUD	11/05/2004	600			
	AIL*356191	OS-PUR	AUD	18/05/2004	295			
						895		0
TOTAL						**895**		**0**
	CSTL	OS-SAL	AUD	06/02/2004	-2000		-66933.33	
	CSTL	OS-SAL	AUD	13/02/2004	-1000		-33266.7	
	CSTL	OS-SAL	AUD	01/03/2004	-2937		-97214.7	
	CSTL	OS-PUR	AUD	03/03/2004	937		31595.64	
	CSTL	OS-PUR	AUD	10/03/2004	1990		68966.4	
	CSTL	OS-SAL	AUD	15/03/2004	-2927		-99986.32	
						-5,937		-196,839
TOTAL						**-5,937**		**-196,839**
GRAND TOTAL						**-2,069,191**		**-84,905,762**

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

DUET IPO a step closer

28 June 2004 – AMP Capital Investors and Macquarie Bank today announced that the issuers of the stapled units in the Diversified Utility and Energy Trusts (DUET)[1] had lodged the Product Disclosure Statement for the initial public offering of DUET (IPO) with the Australian Securities and Investments Commission.

This follows the announcement of 17 June 2004 regarding the completion of the joint venture agreement for the ongoing management of DUET, and the announcement of 23 June 2004 regarding the appointment of the DUET boards and management team.

The Chief Executive Officer of DUET, Peter Barry, said that the initial public offer of stapled units in DUET represents an attractive yield investment opportunity for both retail and institutional investors.

"DUET is the first pure-play energy utility vehicle in Australia, with an existing diversified portfolio of gas and electricity distribution assets that have a track record of predictable earnings and cash flows," Mr Barry said.

"DUET's diversification reduces its exposure to any single asset, market or regulatory regime and underpins its ability to deliver a stable and predictable yield to unitholders.

"Given the investment opportunities in the sector, coupled with the strength of the management team and boards of DUET and the financial resources of the joint-venture partners, AMP Capital and Macquarie Bank, we are very confident that we can leverage our existing assets and industry relationships to further grow and diversify our portfolio and maximise returns to investors."

The investment highlights of DUET include:

- Attractive yields;
- Estimated market capitalisation of $529 -$558 million;

[1] The issuers of the DUET stapled units are AMPCI Macquarie Infrastructure Management No 1 Limited (ABN 99 108 103 672) (AFSL 269286) as responsible entity for DUET1 and AMPCI Macquarie Infrastructure Management No 2 Limited (ABN 15 108 014 062) (AFSL 269287) as responsible entity for DUET2. The issuers are jointly owned by AMP Capital Holdings Limited (the parent of AMP Capital Investors Limited) and Macquarie Bank Limited.

- Stable and predictable distributions;
- Diversification of assets by geography, regulatory regime and energy source;
- Significant growth opportunities in the sector;
- Experienced boards and management; and
- Macquarie and AMP Capital will each retain a cornerstone holding.

DUET's objective is to invest in energy utility assets, primarily in Australia and New Zealand and potentially other OECD countries, with strong competitive positions which offer predictable cashflows. DUET's existing portfolio of assets comprises:

- A 66% interest in United Energy Distribution (UED), one of five electricity distribution networks in Victoria;
- A 74.9% interest in Multinet, one of three Victorian gas distribution networks;
- A 25.9% interest in Alinta Networks, the largest distributor of natural gas in Western Australia; and
- 100% of the subordinated debt in these assets.

The offer is expected to result in the issue of 111 million stapled units of DUET to institutions and members of the general public to raise approximately $249 million (the "Offer"). The Offer is part of the broader IPO which also includes an opportunity for POWERS[2] holders to request an exchange of their POWERS for stapled units in DUET (the POWERS exchange process starts today (28 June 2004) and ends on 12 July 2004, before the start of the institutional bookbuild).

The Offer will enable a "selldown" of stapled units of current investors in DUET, including AMP Life and Macquarie, and will result in a small amount of new capital. AMP Life and Macquarie intend to retain cornerstone holdings of at least $30 million each until at least 30 June 2005 provided that the issuers remain jointly owned by the AMP Capital group and the Macquarie Bank group. AMP Life has indicated it intends to retain additional stapled units in DUET in excess of the cornerstone holding, in the medium term following the IPO.

The Lead Manager of the Offer is Macquarie Equity Capital Markets. Retail co-managers are ABN Amro, Ord Minnett and Grange Securities.

Key dates:

• Product Disclosure Statement lodged	Monday 28 June 2004
• Institutional Bookbuild	Wednesday 14 July 2004
• IPO price announced	Thursday 15 July 2004
• Supplementary PDS lodged (containing IPO price)	Thursday 15 July 2004
• Retail Offer	Monday 19 July – Friday 13 August 2004
• Allotment	Thursday 19 August 2004
• Retail and Institutional Settlement	Thursday 19 August
• Stapled units expected to commence trading on ASX on a deferred settlement basis	Friday 20 August 2004
• Expected commencement of normal trading	Tuesday 24 August 2004

[2] POWERS are preferred, cumulative, exchangeable, redeemable reset units in the POWERS Trust issued by AMP Capital Investors Limited (ABN 54001777591) (AFSL 234597) as the POWERS responsible entity. POWERS are quoted on ASX.

The issuers of the DUET stapled units are AMPCI Macquarie Infrastructure Management No 1 Limited (ABN 99 108 103 672) (AFSL 269286) and AMPCI Macquarie Infrastructure No 2 Limited(ABN 15 108 014 062) (AFSL 269287).

The DUET Product Disclosure Statement (PDS) is able to be obtained from the lead manager's office in your state. The lead manager is Macquarie Equity Capital Markets Limited. The PDS is also able to be viewed online by eligible investors at www.macquarie.com.au/duet and www.ampcapital.com.au/duet. Investors should consider the PDS in deciding whether to acquire the DUET stapled units once they become available for issue. Applications for stapled units in the retail offer may only be made after it opens, which is expected to be on Monday 19 July 2004.

Media Contact:
DUET IPO: Justin Kirkwood, Mob: 0411 251 324/ Nigel Kassulke, Mob: 0407 904 874
MBL: Suzanne Mercer, Ph: (02) 8232 8525, Mob: 0413 946 706
AMPCI: Jillian Maxwell, Ph: (02) 9257 2766, Mob: 0411 886 859

General Advice Disclaimer

The information in this notice is general information only and does not take into account your individual objectives, financial situation or needs. Consequently, you should consider whether the information in this notice is appropriate for you in light of your objectives, financial situation and needs. To obtain advice or more information about the products offered in this notice you should speak to an Australian financial services licensee or an authorised representative.

About DUET

DUET is an energy utility vehicle which comprises two stapled managed investment schemes, including:

- Diversified Utility and Energy Trust No 1 (DUET1) (ARSN 109 363 037); and
- Diversified Utility and Energy Trust No 2 (DUET2) (ARSN 109 363 135).

DUET has two boards – the board of DUET1 and board of DUET2 each consist of five Directors, being three independent Directors and one representative of each of AMP Capital and Macquarie Bank.

The DUET responsible entities are AMPCI Macquarie Infrastructure Management No 1 Limited (ABN 99 108 103 672) (AFSL 269286) and AMPCI Macquarie Infrastructure No 2 Limited(ABN 15 108 014 062) (AFSL 269287). The responsible entities have day to day responsibility for the operation and management of DUET, they are jointly owned by AMP Capital and Macquarie Bank.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

DUET boards and management team appointed

23 June 2004 – AMP Capital Investors and Macquarie Bank today announced details of the new boards of directors and management team for the Diversified Utility and Energy Trusts (DUET).

This announcement follows the completion of the establishment of the 50/50 joint venture between AMP Capital and Macquarie Bank for the management of DUET.

Philip Garling, the Head of Infrastructure Investment for AMP Capital, is the AMP Capital appointed Chairman and representative Director on each of the DUET boards. He brings more than 20 years investment and infrastructure development and management experience to each of the boards of DUET.

Macquarie Bank's representative Director on each of the DUET boards will be John Roberts. Mr Roberts is an Executive Director of Macquarie Bank and Head of the Macquarie Infrastructure & Specialised Funds division. He has more than 20 years experience in a range of international investment and corporate finance initiatives, particularly in the infrastructure area.

The other Directors of the majority independent DUET boards include the following appointees (biographies follow):

- Ron Finlay
- Eric Goodwin
- Michael Lee
- Paul Moy
- Emma Stein
- Duncan Sutherland

The DUET joint venture management team will be headed by Peter Barry as Chief Executive Officer. Mr Barry, appointed by Macquarie, has more than twenty years experience in mergers and acquisition transactions in Australia and is an Executive Director of Macquarie Bank. Mr Barry's role as the CEO for DUET took immediate effect on the completion of the joint venture management agreement.

Joining Mr Barry on the DUET management team are Ross Israel as Chief Operating Officer and Nick Langley as Chief Financial Officer. Mr Israel and Mr Langley are Principals of AMP Capital's Infrastructure team. They have co-led the restructure of the AMP Group's investments in Multinet and United Energy Distribution, which resulted in the creation of DUET in July 2003 and the issue of POWERS in August 2003.

Philip Garling, Chairman of DUET, said: "Collectively, the management team and boards bring a wealth of experience to DUET in the areas of investment management, corporate finance and infrastructure development. This will be a significant advantage for our investors as we look to consolidate and grow our position in the energy infrastructure sector primarily in Australia and New Zealand and with the potential to invest in other OECD countries.

"DUET already occupies a strong position in the energy utility sector in Australia with assets that are established and have a track record of earnings stability. The natural growth in the energy infrastructure sector in our target markets, coupled with the combined sector management experience and financial strength of AMP Capital and Macquarie Bank, means that DUET is well placed to grow from this solid base.

"Our immediate focus is to execute the necessary steps for the proposed initial public offering of DUET," he said.

Mr Garling said DUET was on track for its proposed initial public offering (IPO), which would establish it as a leading Australian based listed energy utility vehicle with assets diversified by energy source, geography and regulatory regime.

Before the IPO can go ahead, a product disclosure statement (PDS) needs to be finalised in relation to DUET and lodged with ASIC, which is expected to be prior to 30 June 2004.

The issuers of the DUET units are AMPCI Macquarie Infrastructure Management No 1 Limited (ABN 99 108 103 672) (AFSL 269286) and AMPCI Macquarie Infrastructure Management No 2 Limited (ABN 15 108 014 062) (AFSL 269287). The DUET PDS will be made available prior to the offer of DUET units and after it is lodged with ASIC. The PDS will be able to be obtained from the lead manager's office in your state. The lead manager is Macquarie Equity Capital Markets Limited. Investors should consider the PDS in deciding whether to acquire the DUET units once they become available for issue.

AMP Capital Investors Limited (AFSL 232497), as Responsible Entity to DUET's listed sub-trust, POWERS, today notified POWERS unitholders that if the IPO proceeds, they will have the opportunity, under the terms of the POWERS Trust, to exchange some or all of their POWERS units for DUET stapled securities.

Media Enquiries:
DUET: Suzanne Mercer, Ph: (02) 8232 8525, Mobile: 0413 946 706
Investor Enquiries:
MBL: Erica Sibree, Ph: (02) 8232 5008, Mobile: 0413 026 309

About DUET

DUET is an energy utility vehicle which comprises two stapled managed investment schemes, including:

- Diversified Utility and Energy Trust No 1 (DUET1) (ARSN 109 363 037); and
- Diversified Utility and Energy Trust No 2 (DUET2) (ARSN 109 363 135).

DUET has two boards – the board of DUET1 and board of DUET2 each consist of five Directors, being three Directors independent of the AMP Capital Group and the Macquarie Group and one representative of each of AMP Capital and Macquarie Bank.

DUET is managed by AMPCI Macquarie Infrastructure Management No 1 Limited and AMPCI Macquarie Infrastructure Management No 2 Limited, the responsible entities for DUET which are jointly owned by AMP Capital and Macquarie Bank.

DUET holds investments in United Energy Distribution (UED), Multinet and Alinta Networks. UED is an electricity distribution business in Victoria, Multinet and Alinta Networks are gas distribution businesses in Victoria and Western Australia. These assets will comprise the seed assets for the proposed listing of DUET.

DUET Boards of Directors

Philip Garling, Chairman (B. Build FAIB, FAICD, FIE Aust, AFAIM)

Philip is responsible for the overall infrastructure business at AMP Capital. He has over 20 years experience in infrastructure development and investment, and was previously chief executive officer of Tenix Infrastructure. Philip was also a long term senior executive with Lend Lease Corporation, culminating in his role as CEO of Lend Lease Capital Services, the development capital and infrastructure investment and development arm of Lend Lease. He also spent two years in Singapore implementing the company's Asian infrastructure strategy. Philip is a director of the Australian Council for Infrastructure Development and is a member of the Barton Group, a Federal Government initiated group aimed at developing the Australian environment industry. He is also a director of several infrastructure companies in which AMP Capital is an investor and of SCEGGs Darlinghurst school. Philip holds the Advanced Diploma from the Australian Institute of Company Directors. Since joining AMP Capital in late 2002, Philip has played an integral role in the development of DUET and has led the development of AMP Capital's strategic approach to infrastructure investment for the future.

John Roberts, Director (LLB)

John is an executive director of Macquarie and the head of the Macquarie Infrastructure & Specialised Funds Division (Macquarie ISF), one of the largest dedicated infrastructure fund management teams in the world, managing 60 equity interests worth approximately $12.4bn in 14 countries. John joined Macquarie in 1991 from a banking background which included financial markets trading, corporate lending and structured finance. At Macquarie, his roles have included leading the Macquarie New Zealand office, developing and leading Macquarie's "Regulated Assets" privatisation team and in 1999, heading the Macquarie ISF team in London. Subsequently, John became head of Macquarie European Investment Banking Group and head of MBL's London office. In August 2003 John relocated back to Sydney and assumed overall responsibility for Macquarie's global infrastructure funds management business.

John is a director of a number of listed and unlisted entities that manage infrastructure investments including Macquarie Infrastructure Investment Management Limited, the responsible entity of the trusts comprised in Macquarie Infrastructure Group, Macquarie Specialised Asset Management Limited and Macquarie Specialised Management 2 Limited, the responsible entities of the trusts comprised in the Macquarie Global Infrastructure Fund and Macquarie Canadian Infrastructure Management Limited, general partner of Macquarie Essential Assets Partnership.

Ron Finlay, Independent Director (LLB)

Ron is Principal and chief executive of Finlay Consulting with over 25 years experience in property, construction, development and infrastructure projects including a number of significant roles as project manager or facilitator of major infrastructure projects in Australia and overseas for both public and private sector organisations. Ron is currently a Director and Company Secretary of BAA Australia Pty Ltd (holder of significant interests in airports in Melbourne, Launceston, Perth and the Northern Territory).

He has also served on various public and private sector boards including the Darling Harbour Authority and the Central Sydney Planning Committee. Ron was the Managing Partner of Corrs Chambers Westgarth from 1990 until 1993, having practised as a solicitor and partner with the firm since 1976.

Eric Goodwin, Independent Director (Beng, M.I.E. (Aust))

Eric joined the Lend Lease Group in 1963 as a cadet engineer and during his 42 year career with Lend Lease has held a number of senior executive and subsidiary board positions in the Australia Operations. Eric has extensive experience in design, construction and project management, general management and investment and funds management. Eric managed the MLC Property Portfolio during the 1980's and was the founding Fund Manager of Australian Prime Property Fund.

The Hon Michael Lee, Independent Director (BSc, BEng (Hons1), FIE (Aust))

Michael is the former Federal Shadow Minister for Education (1998-2001) and Health (1996-1998). During the Keating government, Michael was the Minister for Communications and the Arts (1994-1996), Tourism (1993-1996), Resources (1993), Member for Dobell in NSW Central Coast (1984-2001) and also chaired the 1991 Print Media Inquiry. Michael is a former construction and maintenance electrical engineer. He is currently a non-executive director of Country Energy (appointed 2002) and Macquarie Airports (appointed 2003). He is also a Councillor of the City of Sydney, the Chair of the Central coast campuses Board and patron of St Vincent de Paul's Loreto Gardens Nursing Home.

Dr Paul Moy, Independent Director (BA (Hons), Dip Ed, PhD)

Dr Paul Moy has wide ranging experience in utility reform (including the power industry) and extensive experience in both investment banking (UBS) and public policy, in a former role of Deputy Secretary of the NSW Treasury. He was previously Chairman of the Electricity Distribution Reform Group in NSW and a member of the Queensland Electricity Industry Reform Task Force and a former member of the National Competition Council. Paul is currently a non-executive director of Centennial Coal Company Limited, Western Power Corporation, Rail Corporation and Rail Infrastructure Corporation.

Emma Stein, Independent Director (BSc Hons Physics, MBA)
Emma's operational utilities experience includes asset management, stakeholder management (regulators, consumer watchdogs, governments), international business operations, strategy development and implementation, acquisition integration, separation and change management. Emma is a non-executive director of Merlin Petroleum Limited (an Australian oil and gas exploration and production company) and formerly was a UK non-executive director for Cofathec Heatsave Ltd and an executive UK board director for Gaz de France.

Duncan Sutherland, Independent Director (BA, MBA)
Duncan has broad experience in the mining, metals and auto industries where his focus areas included mergers, acquisitions and divestments, business analysis and corporate planning. Duncan was a member of the senior management teams at Ford and Chrysler until 1979 where he held areas of responsibility within Finance, Marketing and Production divisions in Brazil, Argentina, Australia and Europe. In 1980 Duncan joined CRA Limited, where his most recent areas of responsibility were acquisitions and divestments, corporate strategy and business development. After CRA merged with RTZ in 1995, Duncan became managing director, Energy Developments in the re-named Rio Tinto, where he was responsible for the division's strategy development and the management of acquisitions and divestments. Duncan is currently a director of Hills Motorway Management Limited and the responsible entities of the trusts comprised in the Macquarie Global Infrastructure Fund. Duncan is also a director of Haileybury College, Melbourne.

DUET Management Team

Peter Barry, DUET Chief Executive Officer (BCom, LLB, Aff SIA)
Peter has over 20 years of experience in the field of corporate finance and mergers and acquisitions. Since joining Macquarie in 1999, he has been a senior member of the Investment Banking Group's energy infrastructure advisory team and has been involved in a number of major infrastructure transactions. He co-led the Macquarie team in originating and executing the acquisition and restructure of DUET's existing assets. This included the privatisation of United Energy Limited, the acquisition of Aquila's interest in Multinet and the acquisition of an interest in Alinta Networks. Peter was also involved in structuring and implementing the POWERS issue in August 2003.

Prior to joining Macquarie, Peter worked for Bankers Trust Australia's funds management and mergers and acquisitions divisions. During this period Peter had a leading role in many merger and acquisition transactions including corporate restructurings, business acquisitions and divestments, public takeovers and public offerings.

Ross Israel, DUET Chief Operating Officer (BCom, LLB, ASIA)
Ross has 10 years of experience in the field of corporate finance and specialist skills in utilities and mergers and acquisitions. Since joining AMP Capital in 2000, he has had primary responsibility for managing and analysing infrastructure investment opportunities in the energy utility sector. Specifically during this time he has had day to day responsibility for the AMP Group's investments in the Multinet Group and the UED Group. During 2003, Ross co-led the AMP team responsible for the restructure of these investments which resulted in the Australian exit of Aquila Inc, the privatisation of United Energy Limited, the recapitalisation of the Multinet Group, the acquisition of a stake in the Alinta Networks Group,

the creation of DUET and the POWERS Trust and issue of POWERS. Ross has been a Co-Fund Manager, with Nick Langley, of DUET and the POWERS Trust and he is a Director of the Multinet Group and the UED Group.

Prior to joining AMP Capital, Ross worked for ABN AMRO and BZW in their Australian based utilities corporate advisory team where he advised clients in the Victorian and South Australian energy privatisations and 2001 Victorian electricity distribution price review. During his time with BZW Ross worked in London for two years on UK and European mergers and acquisitions and capital raisings in the utility and finance sectors. Prior to these roles, he worked for Ernst & Young in their Sydney corporate taxation division.

Nick Langley, DUET Chief Financial Officer (BCom, LLB)
Nick has nine years' experience in the field of investment management and corporate finance, and has specialist skills in utilities and mergers and acquisitions. Since joining AMP Capital in 2002, Nick has had responsibility for analysing investment opportunities and restructuring current investments in the energy infrastructure sector. Specifically during this time, he has had day to day responsibility for the restructuring of the AMP Group's investments in the Multinet Group and the UED Group. During 2003, Nick co-led the AMP team responsible for the restructure of these investments which resulted in the Australian exit of Aquila Inc, the privatisation of United Energy Limited, the recapitalisation of the Multinet Group, the acquisition of a stake in the Alinta Networks Group, the creation of DUET and the POWERS Trust and the issue of POWERS. Since the creation of DUET and the POWERS Trust, Nick has been a Co-Fund Manager, with Ross Israel, of DUET and the POWERS Trust and a member of the POWERS Trust market disclosure committee.

Prior to joining AMP Capital, Nick worked for UBS in New York and London, BZW and ABN AMRO in Sydney and Arthur Andersen in New Zealand. At UBS he was a member of the investment bank's industrials team providing capital markets and merger and acquisitions advice to US and European corporates and financial sponsors. At BZW and ABN AMRO Nick was a member of the corporate advisory team with a portion of his time dedicated to power and utilities clients. At Arthur Andersen Nick provided corporate financing advice to larger corporate clients and accounting and tax advice to small businesses and individuals.

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN
JUNE 2004

MACQUARIE BANK

Macquarie Bank Limited (ABN 46 008 583 542)

This Prospectus is dated 25 June 2004. A copy of this Prospectus was lodged with ASIC on 25 June 2004.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign the personalised appointment of Power of Attorney that comprises part of the personalised Application Form accompanying this Prospectus; and

(b) deliver their completed Power of Attorney to Company Secretarial, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

Any advice contained in this Prospectus is general advice only. This Prospectus has been prepared without taking account of your objectives, financial situation or needs. Accordingly, you should, before acting on any general advice contained in this Prospectus, consider the appropriateness of the advice, having regard to your objectives, financial situation and needs. In determining whether you will accept the Offer you should also consider seeking professional financial advice.

After reading this Prospectus, an Eligible Executive may call Company Secretarial on (02) 8232 6053 or on (02) 8232 3202 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek advice from their financial adviser.

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2004/2005 Offers under the Macquarie Bank Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on MacNet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees of the MBL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MBL Group, (together referred to as "Executives" in this Prospectus). The objective is to enhance their performance by providing them with equity interests in the Bank and, hence, further aligning their interests with those of the MBL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exerciseable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) - see section 4.6.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Bank's ordinary share price and future bonus and cash issues (if any) by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2004, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2006;
(b) as to another one third of the Options, on 1 July 2007; and
(c) as to the remaining one third of the Options, on 1 July 2008.

For Options granted to new MBL employees or Consultants, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy with the MBL Group.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Once vested, each Option is exerciseable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. The Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week before the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). The Exercise Price for the Options offered to an Eligible Executive is set out in their personalised Application Form accompanying this Prospectus.

Exercise of Options is subject to the Bank's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 below. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Bank restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive and in all cases will be registered in the name of a nominee company, Bond Street Custodians Limited ("BSCL"). The Options may not be acquired in any other name. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. *Please carefully read this Prospectus before proceeding to apply for Options.*

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 5.15 pm Sydney time on the date shown on the Application Form. Late applications will not be accepted.

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the MBL Group, including persons who provide services to the Group on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on MacNet or upon request from Company Secretarial.

Under the Rules, at any time, the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

(a) the number of Shares on issue at that time (whether fully paid or partly paid); and

(b) the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exerciseable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Group, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Eligible Executives

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;

(b) the Executive's record of employment with or service to the MBL Group;

(c) the Executive's potential contribution to the growth of the MBL Group; and

(d) any other matters which are indicative of the Executive's merit.

2.3.2 Grant of Options

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of BSCL on the Optionholder's behalf.

If an Eligible Executive accepts the Offer, the Eligible Executive will be required to execute an agreement between the Bank, BSCL and the Eligible Executive. This agreement will provide that BSCL will hold the Options as nominee for the Optionholder and that all benefits of ownership will be passed to the Optionholder.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options via a Controlled Company or a Permitted Trustee (see section 4.4 below).

No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and / or duties.

2.3.3 Grant dates

Options will normally be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, Level 15 No. 1 Martin Place, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business day prior to the Scheduled Grant Date, your Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a Consultant to, the MBL Group has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a Consultant to, the MBL Group (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MBL Group entity by which that offer of employment or appointment is made.

Notwithstanding the above, the Bank reserves the right, at its absolute discretion, to grant options on a date other than the next following Scheduled Grant Date.

2.3.4 Exercise of Options

On exercise of an Option by an Optionholder, the nominee (being BSCL) will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the Optionholder, or otherwise dealt with by the Optionholder, subject to the DESOP provisions described in Section 3, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these Shares.

No cash outlay will be required to be paid to the Bank other than payment of the Exercise Price on exercise of the Options, payment of any withholding tax on the exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions, (see section 2.7 below).

2.3.5 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Bank and will normally be the weighted average price of Shares traded on ASX during the one week before the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.6 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, as the beneficial owner of the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

If an Eligible Executive wishes to nominate such a company, the Eligible Executive should notify Company Secretarial in writing as soon as possible with the name, ACN, place of incorporation and registered office address of the company, and evidence to show that it is a Controlled Company of the Eligible Executive, so that revised Powers of Attorney can be sent to the Eligible Executive in time to reply by the closing date. The Deed of Grant will be required to be entered into by both the Eligible Executive and the Controlled Company and hence a Power of Attorney for each will be required.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. The only entity currently approved as a Permitted Trustee is the "International Pension Plan", which is a pension plan available to certain employees on international assignment in the United Kingdom. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options which have not previously been exercised or have not otherwise lapsed (see 2.4.1 below) will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive:

  (i) dies;

  (ii) ceases to be an Employee or Consultant of the MBL Group before the Option has vested (see below); or

  (iii) ceases to be an Employee or Consultant of the MBL Group after the Option has vested and the Option is not exercised within six months of ceasing to be an Employee or Consultant;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any associated company of the Bank and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

If the relevant Executive ceases to be an Employee or Consultant of the MBL Group before an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options, held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purpose of Options issued under this Offer, an Employment Event occurs if:

(a) the Executive changes from full-time work to part-time work including part-time consultancy arrangements; or
(b) takes leave without pay, apart from maternity leave, in excess of 3 months; or
(c) the Executive reduces his/her part-time hours of work.

If an Executive takes maternity leave for a period of 12 months, which is immediately followed by a period of approved unpaid leave of more than 3 months, an Employment Event will only occur in respect of that Executive when the period of unpaid leave exceeds 3 months. The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (i.e. those Options which vest on 1 July 2006 or the second anniversary of the date the Executive commenced employment with the MBL Group as the case may be):

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{2 \times \text{annual number of hours worked as at initiation date}^{\#}} \times \text{first tranche}$$

Tranches 2 and 3 (i.e. those Options which vest on 1 July 2007 and 1 July 2008 respectively, or on the third and fourth anniversary of the date the Executive commenced employment with the MBL Group, as the case may be):

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual number of hours worked as at initiation date}^{\#}} \times \text{second or third tranche}^{*}$$

* as appropriate

the initiation date is 1 July 2004 or the date the Executive commenced employment with the MBL Group, as the case may be.

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MBL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse.

For the purposes of this section, full time employment at MBL is recognised to comprise 37.5 hours per week. No Executive is entitled to be granted more Options if an Employment Event occurs such as the Executive changing from part-time employment or consultancy to full-time employment or the Executive, being a part-time employee or Consultant, increases the number of hours he or she works per week.

For example:
An Executive who holds 3,000 unvested Options that were issued under this Offer works full-time from 1 July 2004 to 30 June 2005, that is 37.5 hours per week. If that Executive then changes to part-time work ie 3 days per week from 1 July 2005 to 30 June 2006, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \times \quad 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 July 2006 to 30 June 2007, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \quad \times \quad 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 July 2007 to 30 June 2008, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date of ceasing employment with the MBL Group will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

For Options granted on promotion or as part of annual remuneration reviews in 2004, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2006;

(b) as to another one third of the Options, on 1 July 2007; and

(c) as to the remaining one third of the Options, on 1 July 2008.

For Options granted to new MBL employees, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy with the MBL Group;

(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy with the MBL Group; and

(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy with the MBL Group.

Once vested, each Option is exerciseable until the Expiry Date into one Share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Executives is subject to the Bank's staff trading rules at the time of exercise. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Under the current staff trading rules, Options may only be exercised:

(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August;

(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February; and

(c) during the month immediately preceding the Expiry Date (although this does not imply an exemption from the staff trading policies).

The Rules set out other periods during which Options may be exercised including where the Bank makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Bank and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, leaves the employ of the MBL Group, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Bank accompanied by:

(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Bank. The Bank does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Bank must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Bank must apply to ASX (and any other stock exchange on which the Shares of the Bank are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Bank and the Bank is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

Rates and thresholds in this section are current as at 1 April 2004

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Bank at the time of exercise of Options issued to UK residents after 5 April 1999. Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting share(s). Based on current legislation, UK NI contributions will be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

The Executive Committee has resolved to apply the existing Group-wide policy of recovering the cost of such taxes and charges from the affected employees. As a result, Options issued to UK residents pursuant to this Prospectus will be subject to a special "Exercise Fee."

This Exercise Fee will be equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount will be in addition to the Exercise Price of the Options and will be payable at the time the Options are exercised.

UK Residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services calculated as:

Income (£) pa.	Rate on income in band
0 – 4,732	0%
4,733 – 31,720	11%
31,721+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested, but are not able to be exercised at a particular examination date, will be exerciseable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an employee of the MBL Group before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of profits or reserves

Where prior to the Expiry Date of an Option, the Bank issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.6 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New issues

Where prior to the Expiry Date of an Option, the Bank gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P= the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S= subscription price for one Share under the rights or entitlements issue;

D= dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N= number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/entitlements issues

Where an Option has vested and prior to the Expiry Date of an Option, the Bank makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Bank or any other entity, the Bank must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division, consolidation or conversion

Where prior to the Expiry Date of an Option, the Bank subdivides or consolidates its shares, the Shares issued to the Optionholder on exercise of the Option are the number of securities of the value and with the rights that the Shares, which would otherwise have been issued on exercise of the Option, would have become as a result of that sub-division or consolidation.

2.11.5 Reconstruction, reduction or return of capital

Where prior to the Expiry Date of an Option, the Bank reconstructs, reduces or returns its issued capital or buys back Shares, the number or nominal value of the Shares to be issued on exercise of the Option are reconstructed in the same proportion as the issued capital of the Bank is reconstructed, reduced or returned (subject to the same provisions with respect to rounding of entitlements as applied in relation to the reconstruction, reduction or return of capital). In all other respects the terms for the exercise of the Option are unaltered.

2.11.6 Pro-rata bonus issues

Where prior to the Expiry Date of an Option, the Bank makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

2.11.7 Notice of adjustment

The Bank must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is listed on ASX, in accordance with the applicable Listing Rules).

2.11.8 Listing Rules

If the Bank is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

2.11.9 Cumulative adjustments

Each adjustment described in 2.11.1 to 2.11.6 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.10 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee. The exercise conditions set out on the personal Application Form accompanying this Prospectus may include further restrictions on the transfer of Options.

2.13.1 Death

If an Optionholder, or the Eligible Executive of an Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee, dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be exercised by:

(a) the legal personal representatives of the Optionholder and to the extent necessary for this to occur, the Option may be transferred to the legal personal representatives; or

(b) the Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee.

2.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

(a) for an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

(b) for an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

For more information on how to transfer an Option from or to a Controlled Company, an Optionholder should contact Company Secretarial on (02) 8232 6053.

2.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, MBL has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given it's approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise Options and sell MBL shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;
- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;
- The third party will be required to withhold from the Optionholder and pay to MBL any applicable withholding taxes.

Please refer to MacNet or contact the Company Secretarial Division for details of the current sale of Options facility.

MBL does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

2.14 ISSUES TO SPR PLAN COMPANY

The Bank is considering amending the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and Consultants to the Group under other long term incentive plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

2.15 UK SUB-PLAN

The Bank has approved the amendment of the Plan Rules to permit the introduction of a UK specific options sub-plan, subject to approval and amendment by the UK Inland Revenue. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan.

2.16 ADMINISTRATIVE ARRANGEMENTS

The Deed of Grant, whereby Options are granted, between an Eligible Executive, (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable), the Bank and BSCL may be executed by an Attorney for the Eligible Executive and, if applicable, the Controlled Company or the Permitted Trustee.

Eligible Executives wishing to be granted Options should complete the Power(s) of Attorney incorporated in the Application Form, which appoints Dennis Leong, Company Secretary and Angela Blair and Amelia Cho, Assistant Company Secretaries as the attorneys to execute the Deed of Grant, and return to Company Secretarial by the date stated in the invitation.

A separate power of attorney is also incorporated into the Application Form which relates to the DESOP (see section 3.4 below).

A sample Deed of Grant is attached as the Appendix.

3. DEFERRED EXERCISE SHARE OPTION PLAN

3.1 INTRODUCTION

In May 2000, the Board approved amendments to the Option Plan Rules to introduce a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These amendments are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP, unless Optionholders request the Bank waive the application of the DESOP arrangements to some or all of the Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any Associated Company then this request will be granted by the Bank.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 MBL Shares resulting from the exercise of Options

An Optionholder's Shares resulting from the exercise of Options are now automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Bank.

3.2.2 How the Shares are held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and role of the DESOP

The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders. The Shares resulting from the exercise of the Options are placed into the DESOP and held in the Optionholder's name.

Shares held in the DESOP may qualify for a tax deferral until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP, or the date the relevant Eligible Executive resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP is administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by the partners of Moore Stephens WI Chartered Accountants. The Bank may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Bank and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of the Bank or an Associated Company, if earlier).

Where the Eligible Executive is the Optionholder and provided the Eligible Executive does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the Eligible Executive ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where a Controlled Company is the Optionholder, participation in the DESOP will create no additional taxation consequences.

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who pay tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP);
6. Executives who wish to sell the Shares on exercise of the Options; and
7. Executives who have made the taxation election discussed in Section 4. below.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant. Shares issued as a result of the exercise of Options will automatically be placed under the DESOP.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Bank to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Bank or any Associated Company then this request will be granted by the Bank. Any remaining Shares not subject to a waiver will be held in the DESOP.

A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Bank then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

(a) receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

(b) qualify for rights, bonus and other issues of the Bank's Shares (if any); and

(c) have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP **for a period of six months** from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

(a) the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

(b) the relevant Executive leaves the employ of the Bank or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

(c) a special situation arises such as a takeover of the Bank, a voluntary winding up of the Bank, the Shares become subject to compulsory acquisition, or the Bank being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive is dismissed with cause or commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant Executive does an act (or fails to do an act) which, in the opinion of the Bank, brings the Bank or any Associated Company into disrepute.

The Bank may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Bank or used in the Macquarie Bank Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held by the DESOP Participant under the DESOP if the DESOP Participant receives the prior written consent of the Plan Company and is approved by the Bank. Such consent will only be provided where the Plan Company and the Bank are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

(a) the relevant Executive ceasing to be employed by the Bank or an Associated Company; and

(b) ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Bank or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on receiving notification from the Bank of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Bank's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Bank must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and **based on current Australian tax laws** and practices. Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

Eligible Executives subject to tax in overseas jurisdictions should seek specific tax advice on their particular situations.

Relationship with other Equity Plans of the Bank

Participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the employee acquires shares or Options in that year, but not to acquisition of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the Eligible Executive personally **and the Tax Act section 139E election (see below) is not made**, no tax is payable on grant of the Option, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the Executive ceases employment with the Bank or an Associated Company (see section 4.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Bank has waived the DESOP conditions, the exercise of the Options will be the taxing point:

(e) when the Executive disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an Optionholder **sells the Options** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an Optionholder **exercises the Options and sells the Shares** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an Optionholder **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the Optionholder's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the Eligible Executive, the Tax Act section 139E election is available should the Eligible Executive wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. *Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options)*, and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An Eligible Executive has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an Eligible Executive makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Bank. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the Optionholder's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the Eligible Executive's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the Executive sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by recent case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an Eligible Executive sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an Eligible Executive would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Eligible Executive acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, if you wish to adopt the alternative view you should discuss with your personal tax adviser the applicability of the alternative views above to your particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Eligible Executive takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in **the Eligible Executive's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee.**

No tax liabilities are triggered by exercise of the Options or the Eligible Executive leaving the employment of the MBL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Eligible Executive's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Eligible Executive's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the Eligible Executive's assessable income but in this case, the tax paid by the Eligible Executive is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

You should seek your own independent taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT

4.5.1 Optionholder is an Eligible Executive who has not made the section 139E election in respect of the year of grant of the Options

The Eligible Executive will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

- If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of sale.
- If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of exercise.
- If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the Eligible Executive must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

  However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the Eligible Executive must include in his/her tax return in the year of cessation of employment the greater of:

  (a) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

  (b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

If the vested Options are exercised after the date of cessation of employment, and the Shares are sold within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the Eligible Executive's normal assessable income. CGT does not apply to the disposal unless the Exercise Price exceeds the net sales proceeds, in which case a capital loss will result.

— If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the Eligible Executive must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.

— Should the Exercise Price exceed the market value, no amount will be required to be included in the Eligible Executive's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the Eligible Executive leaving the Bank.

4.5.2 Eligible Executive has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Eligible Executive's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Eligible Executive lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the Eligible Executive's assessable income.

4.6 PAYROLL TAX

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the State where the Eligible Executive is employed.

As at 1 July 2003, New South Wales, Western Australia and the Northern Territory levy payroll tax on Options granted to employees. Payroll tax may be applicable where the Eligible Executive has an employment connection with that State including, in the case of NSW, where the Eligible Executive has an employment connection with NSW at any time during the period commencing 6 months before the date of Grant until the date of Grant. In these States payroll tax is levied on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period immediately before the date of Grant) exceeds the Exercise Price. If the market value is less than the Exercise Price, there is no payroll tax liability.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

Employees who are granted Options in the Option Plan will incur any payroll tax liability and workers compensation insurance premiums levied on the grant of Options as a charge to their BCR. This will apply to Options granted under this Prospectus.

If any other employment taxes or oncosts become payable on the grant of Options under this Prospectus under any future law or regulation, the Bank may at its discretion, charge these to the Eligible Executive's BCR.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Bank's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Bank, Eligible Executives will be aware of the myriad of factors which affect the Bank's performance.

There are two main financial benefits that may arise from owning Shares:

(a) income in the form of dividends; and

(b) growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profitability of the Bank;

— the profit outlook for the Bank;

— the dividend policy of the Bank;

— the level of franking of the Bank's dividends;

— the credit ratings and strength of the balance sheet of the Bank; and

— the performance and success of the Bank's staff, management and Board and its policies and strategies.

External Factors

— movements in the general level of share prices on local and international share markets;

— the success of marketing and other strategies adopted by the Bank, relative to its competitors' strategies;

— developments in the banking, investment banking, stockbroking and other industries generally;

— the economic outlook in Australia and internationally;

— changes in government fiscal, monetary and regulatory policies;

— turnover and volatility of financial markets in Australia and overseas; and

— changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and a range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Market Risk

Market risk arises from changes in market prices or volatility which may result in adverse revaluation of Macquarie's trading portfolios. Macquarie trades in foreign exchange, interest rates, commodities, energy, bond and equities markets, including being an active price maker in derivatives in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. The Bank's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the MBL Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The MBL Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Group's overall profitability or its capital base.

Most of the Bank's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance.

Underwriting risk

Equity and debt underwriting risk is also assumed by the MBL Group in the normal course of business. The MBL Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the MBL Group to losses.

Liquidity risk

Liquidity risk arises from the Bank's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of the Bank's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational risk

Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate and the risk of failure to comply, either of which may result in loss.

Macquarie's tax risk

In the ordinary course of its activities the MBL Group is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MBL Group. The MBL Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal risk

The MBL Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MBL Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Insurance

The MBL Group has in place insurances considered prudent for the scope and scale of the Group's activities in respect of various physical and professional risks. The MBL Group does not carry insurance cover for every possible event. The scope and the amount of the cover is reviewed on a regular basis and insurance cover is acquired having regard to the perceived risks of a claim occurring and the availability and costs of such insurance. The insurances typically involve a deductible (also commonly referred to as an "excess"). In the event of an incident occurring which is covered by one of the insurances, the MBL Group would be required to pay the first part of any claim up to the deductible amount associated with that policy.

Developments in banking and investment banking industry

MBL operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic outlook

The performance and earnings of MBL are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and legislation

The MBL Group may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where it operates. Areas of regulation which impact on the MBL Group include taxation and regulation relating to prudential supervision.

International Financial Reporting Standards ("IFRS")

In July 2002, the Financial Reporting Council (FRC) agreed that Australian reporting entities will be required to adopt IFRS for reporting periods commencing on or after 1 January 2005. In April 2004, the FRC confirmed this decision.

The first financial reports that MBL will be required to prepare in accordance with Australian Standards that are equivalent to IFRS will be for the half-year ending 30 September 2005 and the year ending 31 March 2006. The comparative financial statements for each of these periods will also be required to be restated using the new accounting standards, except for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. In order to restate the comparative information, opening retained earnings at 1 April 2004 will be adjusted to include the changes necessary to transition to the new accounting standards, except for changes related to those standards where comparatives are not required to be restated, which will be adjusted in opening retained earnings at 1 April 2005.

The Australian Accounting Standards Board (AASB) has indicated that it intends to make all Australian Standards that are to be made equivalent to IFRS on the same day by the end of June 2004. Until then, the AASB has approved a number of pending standards to assist entities. The AASB has indicated that it intends the contents of an ultimate Australian Standard will be the same as its pending version. However, there is uncertainty as to the final requirements of the relevant Australian Standards due to a number of limited amendments being proposed by the International Accounting Standards Board.

The following are some of the significant topics expected to impact the MBL Group:

(a) special-purpose entities will need to be consolidated if they are controlled. The treatment of past securitisation arrangements is being reconsidered;

(b) all derivative contracts, whether used for hedging purposes or not, will need to be carried at fair value. External derivative contracts that economically hedge risks of the Bank will be treated for accounting purposes as either a hedge (fair value hedge, cash flow hedge or hedge of investment in foreign operations) if the strict accounting criteria are met or a non-hedging derivative;

(c) some fees received and commissions paid upfront will be deferred and recognised either as an adjustment to the interest yield or over the period of service;

(d) provisions for loan losses will be permitted only if they have been incurred and there is objective evidence of impairment as a result of a past event;

(e) the fair value of share options granted to employees will need to be recognised as an expense over the vesting periods for the options;

(f) a 'balance sheet' approach is used to determine deferred tax assets and deferred tax liabilities, which requires a comparison between the carrying amount and the tax base for each asset and liability.

Quantifying the impacts of these changes is not practical at this time due to MBL's policy determinations outstanding in certain areas, such as hedge accounting, data collection requirements for areas such as loan loss provisioning and systems solutions still being developed for areas such as fee and commission income.

APRA is currently considering the impact of the adoption of IFRS on the financial reporting of an Authorised Deposit-Taking Institution, and the possible need to amend existing prudential standards governing the calculation and definition of capital.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED SHARE CAPITAL

At 31 May 2004, the Bank's issued share capital was as follows:

	Number
Ordinary Shares	**216,044,782**
Macquarie Income Securities	4,000,000

As at 31 May 2004, the Bank had on issue 25,664,870 Options over unissued Shares. All Options were exerciseable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan.

Changes to the Bank's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 31 May 2004, the Shares issued on exercise would have represented approximately 10.62% of the then issued capital of the Bank.

Invitations for the grant of approximately 8.6 million Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

6.2 FINANCIAL INFORMATION

The Bank's consolidated financial statements for the year to 31 March 2004 and comment on performance and outlook are contained in the Bank's 2004 Annual Report. Further financial information concerning the Bank is generally available as described in Section 7.1.

The Bank's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	**2000**	**2001**	**2002**	**2003**	**2004**
Basic EPS	124.3	138.9	132.8	164.8	233.0

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Bank.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Bank and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Bank which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

In 2002, the Bank activated its Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares. Shares issued under the Dividend Reinvestment Plan are currently issued at the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's annual report, (which this year comprises the 2004 Annual Review and 2004 Financial Report) which provides a review of the MBL Group's performance as a whole during the previous financial year. The 2004 Annual Review and 2004 Financial Report are available on MacNet.

Winding Up

In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Bank, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Bank is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers

The Constitution of the Bank provides that shareholder approval will be required in relation to proportional take-over schemes.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded on ASX since July 2001.

MBL – ASX Share Trading History Since July 2001

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2001				
July	39.35	34.75	36.05	9,958
August	39.83	35.02	38.72	10,441
September	41.03	31.94	36.00	13,059
October	39.11	36.10	37.85	11,111
November	39.12	35.00	35.00	13,079
December	37.75	34.80	37.45	11,471
2002				
January	37.51	36.10	37.17	8,152
February	37.30	31.10	32.45	23,001
March	34.66	31.95	33.26	10,844
April	33.90	32.28	32.60	8,924
May	32.90	29.10	32.35	17,900
June	32.13	29.10	29.25	16,963
July	29.31	23.19	24.21	24,096
August	25.80	21.83	24.30	18,103
September	24.35	21.28	22.16	10,541
October	22.88	18.75	22.84	16,360

MBL – ASX Share Trading History Since July 2001 (cont.)

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
November	24.32	21.35	24.00	21,390
December	23.95	22.60	23.60	11,395
2003				
January	26.70	23.44	26.05	15,092
February	26.23	23.35	24.81	12,871
March	25.30	22.11	24.70	13,950
April	26.23	23.65	25.08	12,849
May	28.19	24.70	27.79	28,796
June	29.63	27.56	28.80	18,172
July	30.66	28.42	30.60	12,808
August	32.42	29.90	31.66	21,178
September	34.63	31.69	34.50	16,136
October	36.40	34.16	34.84	21,200
November	35.65	32.11	33.98	19,371
December	35.64	33.52	35.56	14,140
2004				
January	35.55	33.39	34.30	11,000
February	34.28	32.00	33.10	16,488
March	35.94	33.22	35.80	14,560
April	37.40	34.62	34.65	11,179
May	35.23	32.53	33.51	29,566

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

The Bank reviewed its ordinary dividend policy in May 2003. The policy is now to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year, subject to (profits permitting) minimum dividends of 93 cents per Ordinary Share per year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Bank.

The distributions made by the Bank to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
1999/00 Interim	34	65
1999/00 Final	52	65
2000/01 Interim	41	70
2000/01 Final	52	70
2001/02 Interim	41	70
2001/02 Final	52	70
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100
2003/04 Interim	52	90
2003/04 Final	70	90

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the 2004 Annual Report relating to the year to 31 March 2004. That report is available to each Eligible Executive on MacNet. For those without access to MacNet, copies of those documents are available by calling Investor Relations on (02) 8232 5006.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by MBL with ASX since the date of the 2004 Annual Report may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Bank they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Bank may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Bank was admitted to the Official List of ASX as a debt issuer in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. The Macquarie Bank Capital Notes were suspended from trading on ASX on 21 July 2000 and their face value and accumulated interest were repaid on 1 August 2000. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

Several waivers from the Listing Rules have been granted to the Bank relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.

- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Bank are applicable only to the Voting Directors of the Bank.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $6,000 in connection with his work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

(a) Constitution;

(b) Annual reports for the last five financial years of MBL;

(c) Rules of the Macquarie Bank Employee Share Option Plan; and

(d) MBL staff trading rules.

In addition, a copy of the 2004 Annual Report and any document lodged with ASX in respect of the Bank's continuous disclosure obligations, since the date of the 2004 Annual Report may be obtained free of charge from Investor Relations on (02) 8232 5006.

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities & Investments Commission.

APPENDIX: SAMPLE DEED OF GRANT

THIS DEED is made on [Date]
BETWEEN:

(1) MACQUARIE BANK LIMITED (A.B.N.46 008 583 542) a company registered in the Australian Capital Territory with its registered office at Level 3, 25 National Circuit, Forrest, ACT (the "**Bank**");

(2) BOND STREET CUSTODIANS LIMITED (A.B.N. 57 008 607 065) a company registered in the Australian Capital Territory with its registered office at Level 15, No. 1 Martin Place, Sydney, NSW (the "**Nominee**"); and

(3) [NAME OF ELIGIBLE EXECUTIVE] (the "**Employee**").

RECITALS

A. The Bank has established an employee share option plan. The Employee is entitled to participate in the Plan.

B. The Bank has invited the Employee to apply for Options under the Plan.

C. This deed sets out the terms on which the Employee takes up those Options and participates in the Plan.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1. INTERPRETATION

1.1 Definitions

In this deed, unless the context otherwise requires:

"**Application Form**" means the personalised application form accompanying the offer of the Options to the Employee;

"**Plan**" means the Macquarie Bank Employee Share Option Plan; and

"**Options**" means the Options granted under clause 2.1.

1.2 General

In this deed, unless the context otherwise requires:

(a) a reference to a recital, clause, schedule or annexure is a reference to a recital, clause, schedule or annexure of or to this deed and references to this deed include any recital, clause, schedule or annexure;

(b) a reference to this deed or another instrument (including the Rules of the Plan) includes any variation or replacement of either of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(f) while the Nominee is acting on behalf of the Employee, a reference to the Employee where applicable includes a reference to the Nominee and vice versa.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ISSUE

2.1 Options

The Employee applies to the Bank for, and the Bank grants the Employee, the number of Options set out in the Application Form on the terms provided for in the Plan and the Application Form.

2.2 Nominee

The Bank must register the Options in the name of the Nominee. The Nominee must hold the Options on behalf of the Employee.

2.3 Indemnity

The Employee indemnifies the Nominee against any liability incurred in respect of the Options. The Employee must pay the Nominee on demand a sum equal to that liability. This indemnity is a continuing obligation and it is not necessary for the Nominee to incur expense or make payment before demanding payment from the Employee.

2.4 Acknowledgment

The Bank and the Employee acknowledge to each other and to the Nominee that the Nominee holds the Options on behalf of the Employee on the terms provided for in the Plan and the Application Form and has no power or right to anything in relation to the Options unless it is in accordance with those terms.

3. MISCELLANEOUS

3.1 Terms of Issue

For the avoidance of doubt, the terms set out in this deed only apply to the issue of the Options referred to in clause 2.

3.2 Governing Law

This deed is governed by the law in force in the Australian Capital Territory.

EXECUTED as a deed

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Macquarie)
Bank Limited in the presence of:

....
Witness
Name (printed):

....

SIGNED, SEALED AND DELIVERED by)
[ ] and [ ] as)
attorneys for Bond Street Custodians Limited in the presence of:

....

....
Witness
Name (printed):

....

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for **[EMPLOYEE]**)
in the presence of:

....

....
Witness
Name (printed):

GLOSSARY

2004 Annual Report	The 2004 annual report of MBL which comprises the 2004 Annual Review and the 2004 Financial Report.
2004 Annual Review	The "2004 Annual Review" booklet of MBL containing a review of the Bank for the year to 31 March 2004 and Concise Report to Shareholders for that year.
2004 Financial Report	The "2004 Financial Report" booklet of MBL for the year to 31 March 2004.
Application Form	The pre-printed personalised application form in respect of Options that includes a Power of Attorney to sign a Deed of Grant in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Bank; or (b) any entity of which the Bank is the parent entity (within the meaning of the former section 294A of the Corporations Law); or (c) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
ASX	Australian Stock Exchange Limited.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The board of Voting Directors of the Bank.
BCR	Basic Cost Responsibility.
BSCL	Bond Street Custodians Limited (ABN 57 008 607 065).
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Constitution	The Constitution of the Bank.

Consultant	A consultant to the MBL Group, or a person to whom an offer of employment as a consultant to the MBL Group has been made.
Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
Deed of Grant	A deed between MBL, BSCL and an Eligible Executive (and where applicable, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive) specifying the grant of Options.
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employee	An employee of the Bank or an Associated Company.
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.

Executive	An Associate Director, Division Director or Executive Director o the MBL Group, a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of the MBL Group has been made or a Consultant.
Executive Committee	The Bank's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.
Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Listing Rules	The ASX Listing Rules.
Macquarie Bank Superannuation Fund	The Macquarie Bank Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
MacNet	The Bank's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Group	MBL and related bodies corporate.
MBL Group Head	The head of an operating group of Macquarie Bank Limited or the head of the Corporate Affairs Group of Macquarie Bank Limited.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Executive(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.

Option Plan	The Macquarie Bank Employee Share Option Plan approved by the Board in November 1995, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Bank to act as the Plan Company under the Rules from time to time.
Power of Attorney	A power of attorney granted by an Eligible Executive or a Controlled Company of an Eligible Executive or a Permitted Trustee of an Eligible Executive to execute a Deed of Grant as set out in the Application Form.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign, date and arrange for another person to witness the attached Power of Attorney that forms part of the personalised Application Form; and

(b) deliver their completed Power of Attorney to Company Secretarial, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions and includes the Power of Attorney to be completed.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
Level 15
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 3
25 National Circuit
Forrest ACT 2603

VOTING DIRECTORS:
D S Clarke (Chairman)
A E Moss (Managing Director)
J G Allpass
L G Cox
M R G Johnson
P M Kirby
C B Livingstone
B R Martin
H K McCann
J R Niland
H M Nugent

COMPANY SECRETARY:
D Leong

FREQUENTLY ASKED QUESTIONS

WHO IS ELIGIBLE TO BE GRANTED OPTIONS?

Participation in the Option Plan is currently limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MBL Group. Participation is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated).

HOW DO I KNOW HOW MANY OPTIONS I AM BEING OFFERED?

The number of Options being offered to you and the Exercise Price of those Options is set out in the personalised Application Form that accompanies the Prospectus provided to you.

HOW MUCH WILL IT COST TO BE GRANTED OPTIONS?

No consideration is payable for the grant of Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility). For further information, see section 4.6 of the Prospectus.

WHAT VOTING AND DIVIDEND RIGHTS ATTACH TO THE OPTIONS?

The Options carry no voting or dividend rights.

WHEN DO OPTIONS VEST?

For Options granted on promotion or as part of annual remuneration reviews in 2004, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2006;
(b) as to another one third of the Options, on 1 July 2007; and
(c) as to the remaining one third of the Options, on 1 July 2008.

For Options granted to new MBL employees, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy with the MBL Group.

WHEN DO OPTIONS LAPSE?

Unexercised Options, which have not otherwised lapsed, normally expire after the fifth anniversary of the date of grant ("Expiry Date"). When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 of the Prospectus.

HOW IS THE EXERCISE PRICE CALCULATED?

The Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week before the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades).

The Exercise Price is set out in the personalised Application Form that accompanies the Prospectus provided to you.

WHEN CAN OPTIONS BE EXERCISED?

Once vested, each Option is exercisable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 of the Prospectus), which will be the same as all other Shares then on issue.

Exercise of Options is subject to the Bank's staff trading rules.

Under the current staff trading rules, Options may only be exercised:

(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August;

(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February; and

(c) during the month immediately preceding the Expiry Date (although this does not imply an exemption from the staff trading policies).

The Rules set out other periods during which Options may be exercised. Please refer to the Rules for further details.

Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 of the Prospectus for further details. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 of the Prospectus for further details. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying the Prospectus.

Dealing in Shares acquired on the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

An Option Exercise Form must be completed, signed by the Optionholder and returned to the address on the Option Exercise Form at the time the Optionholder elects to exercise their Options.

A Sale of Options Facility may also be made available. See section 2.13.3 of the Prospectus for further details. Please refer to MacNet or contact the Company Secretarial Division for details of the current Sale of Options facility.

CAN OPTIONS BE ASSIGNED OR CHARGED?

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares acquired on the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of the Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Bank restrictions, for example, staff trading rules.

IN WHAT NAME CAN OPTIONS BE ACQUIRED?

Options will only be granted to an Eligible Executive, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive, and in all cases will be registered in the name of a nominee company, Bond Street Custodians Limited (BSCL). The Options will not be granted to or registered in the name of any other entity. Eligible Executives who are not resident in Australia may be restricted from acquiring Options in other than their own name.

WHAT EXERCISE CONDITIONS ARE ATTACHED TO THE OPTIONS?

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions.

All exercise conditions applicable to your options are set out on the personalised Application Form accompanying the Prospectus.

WHAT ARE THE TAXATION IMPLICATIONS ASSOCIATED WITH OPTIONS?

The taxation implications of Options are complicated. Further details are set out in section 4 of the Prospectus. For further information, please contact the Taxation Divison on (02) 8232 6832, or contact your taxation adviser.